EXHIBIT 99.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ASM INTERNATIONAL N.V.

WALNUT MERGER CORPORATION

AND

NUTOOL, INC.

DATED AS OF FEBRUARY 29, 2004

i

EXHIBIT LIST

Exhibit 1 – ASM Closing Certificate

Exhibit 2 – ASM U.S. Counsel Opinion

Exhibit 3 – ASM Netherlands Counsel Opinion

Exhibit 4 – Certificate of Merger

Exhibit 5 – Escrow Agreement

Exhibit 6 – NuTool Closing Certificate

Exhibit 7 – NuTool Counsel Opinion

Exhibit 8 – Form of Option Agreement

Exhibit 9 – Form of Lockup Agreement

Exhibit 10 – Amendments to NuTool Certificate of Incorporation

Exhibit 11 – Notice of Option Exchange

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of this 29th day of February, 2004 by and among ASM INTERNATIONAL N.V., a Netherlands public limited liability company (“ASM”), WALNUT MERGER CORPORATION (“Acquisition”), and NUTOOL, INC., (“NuTool”).

RECITALS

WHEREAS, ASM desires to acquire all of the outstanding shares of capital stock of NuTool; and

WHEREAS, the Supervisory Board of ASM and the Board of Directors of Acquisition have: (a) determined that the merger of NuTool and Acquisition pursuant to, and subject to all of the terms and conditions of, this Agreement is advisable, fair to, and in the best interests of, ASM and Acquisition and their respective stockholders; and (b) approved the Merger, this Agreement and the transactions contemplated by this Agreement; and

WHEREAS, the Board of Directors of NuTool has: (a) determined that the merger of NuTool and Acquisition pursuant to, and subject to all of the terms and conditions of, this Agreement is advisable, fair to, and in the best interests of, NuTool and its stockholders; and (b) approved the Merger by unanimous vote of the non-ASM directors, this Agreement and the transactions contemplated by this Agreement; and

WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code; and

WHEREAS, ASM, NuTool and Acquisition desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

AGREEMENTS

NOW, THEREFORE, in consideration of the Recitals and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

DEFINITIONS

When used in this Agreement, the following terms shall have the meanings specified:

Accounts. “Accounts” shall mean all of the accounts receivable, notes receivable and similar rights of NuTool.

Acquisition. “Acquisition” shall mean Walnut Merger Corporation, a Delaware corporation and a wholly owned Subsidiary of ASM.

Acquisition Proposal. “Acquisition Proposal” shall mean any offer or proposal from any Person relating to, or that would reasonably be expected to lead to, any direct or indirect (A) merger, consolidation, business combination, or similar transaction involving NuTool, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, tender offer, joint venture, or otherwise of assets of NuTool representing all or substantially all of the consolidated assets of NuTool and its subsidiaries or (C) any combination of the foregoing involving all or substantially all of the assets or securities of NuTool (other than the transactions contemplated by this Agreement or any Acquisition Proposal made by ASM or its Affiliates).

Affiliate. “Affiliate” shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) means the possession of more than 50 percent of the voting power to direct the management and policies of the referenced Person, whether through ownership interests, by contract or otherwise.

Agreement. “Agreement” shall mean this Agreement and Plan of Merger, the Exhibits attached hereto and the Disclosure Schedule, as the same may be amended from time to time in accordance with the terms hereof.

Aggregate NuTool Options Spread. “Aggregate NuTool Options Spread” shall mean the aggregate amount of the NuTool Option Spread in respect of all Converted NuTool Options.

ASM. “ASM” shall mean ASM International N.V., a Netherlands public limited liability company.

ASM Closing Certificate. “ASM Closing Certificate” shall mean the closing certificate of ASM in substantially the form of Exhibit 1 attached to this Agreement.

ASM Netherlands Counsel Opinion. “ASM Netherlands Counsel Opinion” shall mean the opinion of Stibbe N.V. in substantially the form of Exhibit 3 attached to this Agreement.

ASM Replacement Option. “ASM Replacement Option” shall mean an incentive stock option issued to a NuTool Employee Option holder by ASM under its 2001 Stock Option Plan in exchange for one or more Converted NuTool Options held by such holder, to purchase a number of ordinary shares of ASM equal to N at an exercise price equal to P, as follows:

N =	the quotient of (i) the aggregate Per Share NuTool Fair Market Value in respect of the shares of NuTool Common Stock issuable upon exercise of the subject Converted NuTool Options, divided by (ii) the Closing Date Average Price

P =	the quotient of (i) the aggregate exercise price of the subject Converted NuTool Options, divided by (ii) N

ASM U.S. Counsel Opinion. “ASM U.S. Counsel Opinion” shall mean the opinion of Quarles & Brady Streich Lang LLP in substantially the form of Exhibit 2 attached to this Agreement.

Business Day. “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close.

Certificate of Merger. “Certificate of Merger” shall mean the Certificate of Merger in substantially the form of Exhibit 4 attached hereto.

Cleanup Group I Merger Consideration. “Cleanup Group I Merger Consideration” shall mean the Group I Merger Consideration to which Group I Stockholders are entitled pursuant to Section 2.8(d) hereof.

Closing. “Closing” shall mean the conference to be held at 10:00 A.M., Mountain Standard Time, on the Closing Date at the offices of Quarles & Brady Streich Lang LLP, One Renaissance Square, Two North Central Avenue, Phoenix, Arizona 85004, or such other time and place as the parties may mutually agree to in writing, at which the transactions contemplated by this Agreement shall be consummated.

Closing Date. “Closing Date” shall mean the later of: (a) April 30, 2004; or (b) such date which is two Business Days after satisfaction or waiver of the conditions (excluding conditions that, by their terms, are to be satisfied on the Closing Date) set forth in Articles VIII and IX.

Closing Date Average Price. “Closing Date Average Price” shall mean the average closing price of the ordinary shares of ASM on the NASDAQ National Market on the five (5) trading days ending on (and including) the trading day immediately preceding the Closing Date.

Closing Date Group I Merger Consideration. “Closing Date Group I Merger Consideration” shall mean that number of the ordinary shares of ASM as is equal to the quotient of: (a) five million dollars ($5,000,000), minus 38.46% of the Aggregate NuTool Options Spread, plus the Group II Transfer Amount, if any, plus the Group III Transfer Amount, if any, divided by (b) the Closing Date Average Price.

Code. “Code” shall mean the Internal Revenue Code of 1986, as the same may be in effect from time to time.

Common Stock. “Common Stock” shall mean the sixty million (60,000,000) authorized shares of NuTool’s common stock, $0,001 par value per share.

Consideration Adjustment Amount. “Consideration Adjustment Amount” shall mean the sum of (i) 69.71% of the sum of the aggregate outstanding principal amount, as of the Closing Date, of the existing three million dollar ($3,000,000) bridge loan provided to NuTool by ASM on November 25, 2003, without regard to any repayment thereof directly or indirectly from the proceeds of any bridge funding from ASM, plus all accrued and unpaid interest thereon as of the Closing Date plus (ii) 75% of all Expenses incurred or paid by NuTool prior to the Closing.

Contracts. “Contracts” shall mean all of the contracts, agreements, leases., licenses and commitments to which NuTool is a party or by which NuTool is bound.

Converted NuTool Option. “Converted NuTool Option” shall mean a NuTool Employee Option that the holder has elected to exchange for an ASM Replacement Option by delivering to the Representative an Option Exchange Notice prior to the Effective Time of Merger.

Deferred Option Spread Amount. “Deferred Option Spread Amount” shall mean that number of ordinary ASM shares equal to 61.54% of the Aggregate NuTool Options Spread.

Disclosure Schedule. “Disclosure Schedule” shall mean the Disclosure Schedule, dated the date of this Agreement, delivered by NuTool to ASM contemporaneously with the execution and delivery of this Agreement, as the same may be amended from time to time after the date of this Agreement and prior to the Closing Date in accordance with the terms of this Agreement.

Dissenting Share. “Dissenting Share” shall mean a share of Common Stock or Preferred Stock held by any stockholder of NuTool who has exercised such stockholder’s appraisal rights under the DGCL or California law.

Dollar. “Dollar” or “dollar” shall mean United States dollar

Employee Benefit Plans. “Employee Benefit Plans” shall mean any pension plan, profit sharing plan, bonus plan, incentive compensation plan, stock ownership plan, stock purchase plan, stock option plan, stock appreciation plan, employee benefit plan, employee benefit policy, retirement plan, fringe benefit program, insurance plan, severance plan, disability plan, health care plan, sick leave plan, death benefit plan, employment agreement, or any other plan or program to provide retirement income, health and welfare benefits, fringe benefits or other benefits to former or current employees of NuTool, whether or not such plan is in writing and, with respect to any such plan subject to ERISA, whether or not such plan has been terminated.

Equipment. “Equipment” shall mean all machinery, toolings, equipment, furniture, fixtures, motor vehicles, furnishings, parts, tools, dies, jigs, patterns, machine tools, office equipment, transportation equipment, computers, leasehold improvements, construction in progress and other items of tangible personal property which are (i) owned by NuTool and (ii) used by or useful to NuTool in the operation of its business.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be in effect from time to time.

Escrow. “Escrow” shall mean that impound account set up pursuant to the Escrow Agreement.

Escrow Agent. “Escrow Agent” shall mean the escrow agent which is a party to the Escrow Agreement.

Escrow Agreement. “Escrow Agreement” shall mean the Escrow Agreement among ASM, the Representative and the Escrow Agent in substantially the form of Exhibit 5 attached hereto, as the same may be amended from time to time in accordance with its terms.

Existing Contracts. “Existing Contracts” shall mean those Contracts that meet the criteria listed in Section 4.13.

Existing Insurance Policies. “Existing Insurance Policies” shall mean all of the insurance policies currently in effect and owned by NuTool.

Existing Litigation. “Existing Litigation” shall mean those pending or threatened suits, audit inquiries from governmental authorities, charges, workers compensation claims, claims for bodily injury, product warranty claims, litigation, arbitrations, and similar proceedings, governmental investigations, citations and similar actions of any kind to which NuTool is a party.

Existing Permits. “Existing Permits” shall mean all permits, licenses, approvals, qualifications, permissions and governmental authorizations (including Environmental Permits) obtained or held by NuTool with respect to the conduct of its business as presently conducted.

Existing Plans. “Existing Plans” shall mean all Employee Benefit Plans of NuTool.

Financial Information. “Financial Information” shall mean:

(a) the audited financial statements of NuTool for the fiscal years ended December 31, 2002 and December 31, 2001; and

(b) the unaudited financial statements of NuTool for the fiscal year ended December 31,2003 and for the one-month period ended January 31, 2004.

GAAP. “GAAP” shall mean United States generally accepted accounting principles.

Group I Adjustment Percentage. “Group I Adjustment Percentage” shall mean the quotient of (i) the sum of $13,000,000 plus the Group II Transfer Amount plus the Group III Transfer Amount, divided by (ii) the Total Gross Amount.

Group I Consideration Adjustment Amount. “Group I Consideration Adjustment Amount” shall mean the product of the Group I Adjustment Percentage multiplied by the Consideration Adjustment Amount.

Group I Merger Consideration. “Group I Merger Consideration” shall mean the Closing Date Group I Merger Consideration, the Penetration Group I Merger Consideration, if any, the Revenue Group I Merger Consideration, if any, and the Cleanup Group I Merger Consideration, in each case plus all Group I Merger Consideration Proceeds, if any, relating to the foregoing.

Group I Merger Consideration Proceeds. “Group I Merger Consideration Proceeds” shall mean the amount, if any, of all dividends and other distributions declared and paid on the ordinary shares of ASM constituting Group I Merger Consideration and any other securities or other property received in respect of such shares as a result of any stock split, reclassification, subdivision or combination thereof, or change of such shares into any other securities pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation of ASM, or otherwise.

Group I Stockholders. “Group I Stockholders” shall mean those Persons other than ASM who hold Common Stock (other than Dissenting Shares) outstanding immediately prior to the Effective Time of Merger, including persons who acquire such shares by exercise of NuTool Options or warrants or by conversion of NuTool preferred stock immediately prior to the Effective Time of Merger.

Group II Consideration Adjustment Amount. “Group II Consideration Adjustment Amount” shall mean the product of the Group II Adjustment Percentage multiplied by the Consideration Adjustment Amount.

Group II Adjustment Percentage. “Group II Adjustment Percentage” shall mean the quotient of (i) $24,100,845 less the Group II Transfer Amount divided by (ii) the Total Gross Amount.

Group II Merger Consideration. “Group II Merger Consideration” shall mean that number of the ordinary shares of ASM as is determined by dividing: (a) twenty-four million one hundred thousand eight hundred forty-five dollars ($24,100,845), minus the Group II Consideration Adjustment Amount, minus the Group II Transfer Amount by (b) the Closing Date Average Price.

Group II Transfer Amount. “Group II Transfer Amount” shall mean the sum of (i) the Series A Transfer Amount, (ii) the Series B Transfer Amount, (iii) the Series C Transfer Amount and (iv) the Series D Transfer Amount.

Group III Adjustment Percentage. “Group III Adjustment Percentage” shall mean the quotient of (i) $8,069,155 less the Group III Transfer Amount divided by (ii) the Total Gross Amount.

Group III Consideration Adjustment Amount. “Group III Consideration Adjustment Amount” shall mean the product of the Group III Adjustment Percentage multiplied by the Consideration Adjustment Amount.

Group III Merger Consideration. “Group III Merger Consideration” shall mean that number of the ordinary shares of ASM as is determined by dividing: (a) eight million sixty-nine thousand one hundred fifty-five dollars ($8,069,155), minus the Group III Consideration Adjustment Amount, minus the Group III Transfer Amount by (b) the Closing Date Average Price.

Group III Transfer Amount. “Group III Transfer Amount” shall mean the product of (i) the number of shares of Series E Preferred Stock converted into Common Stock after the date hereof and prior to the Effective Time of Merger, multiplied by (ii) $6.53.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indebtedness. “Indebtedness” shall mean all liabilities or obligations of the relevant Person, whether primary or secondary or absolute or contingent: (a) for borrowed money; (b) that are evidenced by notes, bonds, debentures or similar instruments; (c) that secure the liabilities or obligations of others by Liens on any assets of that Person; or (d) relating to the guaranty, creation or assumption of any liability or obligation of any other Person.

Intangible Assets. “Intangible Assets” shall mean all of the intangible assets owned or used by NuTool in its business, including but not limited to goodwill, trade secrets, know-how, data, business and other plans, Internet domain names, web sites, inventions, invention descriptions, software, drawings, blue prints, operating methods and procedures, proprietary information, processes, technical knowledge, formulae, advertising formats, logos, United States and foreign patents, patent applications, trade names (including, to the extent NuTool has rights thereto, the “NuTool” name), trademarks, service marks, trademark registrations, service mark registrations, copyrights, copyright applications, franchise rights, licensed patents, licensed trademarks, licensed software, licensed copyrights, customer lists, telephone numbers and related rights.

Inventory. “Inventory” shall mean all inventories of NuTool, including raw materials, store inventories, work in process and finished goods, wherever located.

Investment. “Investment” by any Person shall mean: (a) any transfer or delivery of cash, stock or other property or value by that Person in exchange for Indebtedness, stock or any other security of another Person; (b) any loan, advance or capital contribution to or in any other Person; or (c) any investments in any fixed property or fixed assets other than fixed properties and fixed assets acquired in the ordinary course of business of the relevant Person.

Knowledge of NuTool. “Knowledge of NuTool” shall mean any actual knowledge of Homayoun Talieh, Bulent Basol, Michael Gough, Cyprian Uzoh, Bang Nguyen, Tami McCoy, and Jalal Ashjaee.

Law. “Law” shall mean any foreign, federal, state, local, common or other law, rule, regulation or governmental requirement of any kind, and the rules, regulations and orders promulgated thereunder.

Letter of Intent. “Letter of Intent” shall mean that Amended and Restated Letter of Intent dated February 6, 2004 by and between ASM and NuTool.

Lien. “Lien” shall mean, with respect to any asset: (a) any pledge, lien, charge, claim, restriction, condition, covenant, lease, title defect, imposition, security interest or other encumbrance of any kind; (b) the interest of a vendor or lessor under any conditional sale agreement, financing lease or other title retention agreement relating to such asset; and (c) any option, right of first offer or right of first refusal.

Material Adverse Change. “Material Adverse Change” shall mean any change that is materially adverse in relation to NuTool’s financial condition, properties, assets, liabilities or business operations, taken as a whole, except to the extent that such change results from (a) changes in general economic conditions, (b) changes affecting the industry in which NuTool operates generally and not affecting NuTool to a materially disproportionate degree, or (c) actions or inactions required by the provisions of this Agreement, necessary to comply with this Agreement, or requested by ASM in writing to be taken by NuTool.

Merger. “Merger” shall mean the merger of Acquisition with and into NuTool pursuant to this Agreement.

Merger Consideration. “Merger Consideration” shall mean the aggregate of: (a) the Group I Merger Consideration; (b) the Group II Merger Consideration; and (c) the Group III Merger Consideration.

Minimum Group I Merger Consideration. “Minimum Group I Merger Consideration” shall mean that number of ordinary shares of ASM equal to the quotient of: (a) $13,000,000, minus the Group I Consideration Adjustment Amount, minus the Aggregate NuTool Options Spread, plus the Group II Transfer Amount, plus the Group III Transfer Amount; divided by (b) the Closing Date Average Price; plus any Group I Merger Consideration Proceeds relating to such ASM shares.

NuTool. “NuTool” shall mean NuTool, Inc., a Delaware corporation.

NuTool Closing Certificate. “NuTool Closing Certificate” shall mean the closing certificate of NuTool in substantially the form of Exhibit 6 attached to this Agreement.

NuTool Counsel Opinion. “NuTool Counsel Opinion” shall mean the opinion of Pillsbury Winthrop LLP in substantially the form of Exhibit 7 attached to this Agreement.

NuTool Employee Option. “NuTool Employee Option” shall mean each Option issued under the NuTool 1998 Stock Incentive Plan that is held by a person who is an employee of NuTool immediately prior to the Effective Time of Merger.

NuTool Option Spread. “NuTool Option Spread” in respect of any NuTool Employee Option shall mean the excess of the Per Share NuTool Fair Market Value over the exercise price per share set forth in such NuTool Employee Option.

Option. “Option” shall mean an option issued by NuTool to purchase shares of Common Stock or Preferred Stock.

Option Exchange Notice. “Option Exchange Notice” shall mean a form in substantially the form attached as Exhibit 11, pursuant to which a holder of NuTool Employee Options shall elect to exchange one or more NuTool Employee Options for ASM Replacement Options.

Penetration Group I Merger Consideration. “Penetration Group I Merger Consideration” shall mean up to that number of the ordinary shares of ASM equal to (a) nine million dollars ($9,000,000) divided by (b) the Closing Date Average Price.

Per Share Group I Merger Consideration. “Per Share Group I Merger Consideration” shall mean that portion of each component of Group I Merger Consideration that is equal to the quotient of (a) the aggregate amount of such component of Group I Merger Consideration divided by (b) the sum of (i) the total number of shares of Common Stock (other than any shares owned by ASM) outstanding as of the Effective Time of Merger plus (ii) the total number of shares of Common Stock subject to any rights to acquire Common Stock outstanding as of the Effective Time of Merger, other than (x) NuTool Employee Options that are exchanged pursuant to Section 2.12 hereof for ASM Replacement Options, (y) Options that are cancelled upon the Effective Time of the Merger, and (z) any Preferred Stock.

Per Share Group II Merger Consideration (Series A). “Per Share Group II Merger Consideration (Series A)” shall mean an amount equal to: (a) the Group II Merger Consideration multiplied by (b) a fraction, the numerator of which is 0.50 and the denominator of which is the Total Preferred Liquidation Preference.

Per Share Group II Merger Consideration (Series B). “Per Share Group II Merger Consideration (Series B)” shall mean an amount equal to: (a) the Group II Merger Consideration multiplied by (b) a fraction, the numerator of which is 0.795 and the denominator of which is the Total Preferred Liquidation Preference.

Per Share Group II Merger Consideration (Series C). “Per Share Group II Merger Consideration (Series C)” shall mean an amount equal to: (a) the Group II Merger Consideration multiplied by (b) a fraction, the numerator of which is 3.40 and the denominator of which is the Total Preferred Liquidation Preference.

Per Share Group II Merger Consideration (Series D). “Per Share Group II Merger Consideration (Series D)” shall mean an amount equal to: (a) the Group II Merger Consideration multiplied by (b) a fraction, the numerator of which is 3.91 and the denominator of which is the Total Preferred Liquidation Preference.

Per Share Group III Merger Consideration. “Per Share Group III Merger Consideration” shall mean an amount of money equal to: (a) the Group III Merger Consideration divided by (b) the sum of the total number of shares of Series E Preferred Stock outstanding as of the Effective Time of Merger (excluding for this purpose any shares of Series E Preferred Stock owned by ASM) and the total number of shares of Series E Preferred Stock covered by rights to acquire Series E Preferred Stock outstanding as of the Effective Time of Merger.

Per Share NuTool Fair Market Value. “Per Share NuTool Fair Market Value” shall mean the fair market value of a share of NuTool Common Stock outstanding at the Effective Time of the Merger, on a fully diluted basis without giving effect to the cancellation or exchange of Options as provided for herein. In the event the Closing Date was the date hereof, and assuming and giving effect to the satisfactory completion by the parties hereto of all covenants and obligations to be performed prior to the Effective Time of Merger and the satisfaction of all conditions precedent to the obligations of the parties to perform on the Closing Date, the Per Share NuTool Fair Market Value would be $0.84. Where applicable, such value is used in the terms and provisions of this Agreement.

Permitted Liens. “Permitted Liens” shall mean the following:

(a) Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith and by appropriate proceedings or that are not material;

(b) Carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations which are not yet due; and

(c) Deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Law.

(d) Deposits to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business.

(e) Restrictions on transfer of securities imposed by applicable state and federal securities Law.

Person. “Person” shall mean and include a natural person, corporation, trust, partnership, limited liability company, limited liability partnership, association, unincorporated organization, governmental entity, agency or branch or department thereof, or any other legal entity.

Preferred Stock. “Preferred Stock” shall mean the twenty-one million eight hundred eighty-nine thousand four hundred eighty-six (21,889,486) authorized shares of NuTool’s preferred stock, $0.001 par value per share, and which consists of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock.

Real Property. “Real Property” shall mean any real property owned or leased by NuTool.

Records. “Records” shall mean all books, documents and records owned or used by NuTool in the conduct of its business, including personnel, medical and accounting records, correspondence, governmentally required records, engineering data, designs, drawings, blue prints, plans, specifications, lists, customer lists, computer media, software and software documentation, sales literature, catalogues, promotional items, advertising materials and other written materials.

Revenue Group I Merger Consideration. “Revenue Group I Merger Consideration” shall mean up to that number of the ordinary shares of ASM equal to (a) sixteen million two hundred thousand dollars ($16,200,000) divided by (b) the Closing Date Average Price.

SEC. “SEC” shall mean the Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended and the rules and regulations promulgated by the SEC thereunder.

Securities Exchange Act. “Securities Exchange Act” shall mean the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated by the SEC thereunder.

Series A Preferred Stock. “Series A Preferred Stock” shall mean the one million two hundred ten thousand eighty (1,210,080) authorized shares of Preferred Stock that have been designated Series A Preferred Stock.

Series A Transfer Amount. “Series A Transfer Amount” shall mean the product of (i) the number of shares of Series A Preferred Stock converted into Common Stock after the date hereof and prior to the Effective Time of Merger, multiplied by (ii) $0.508.

Series B Preferred Stock. “Series B Preferred Stock” shall mean the nine million twenty-three thousand five hundred forty-four (9,023,544) authorized shares of Preferred Stock that have been designated Series B Preferred Stock.

Series B Transfer Amount. “Series B Transfer Amount” shall mean the product of (i) the number of shares of Series B Preferred Stock converted into Common Stock after the date hereof and prior to the Effective Time of Merger, multiplied by (ii) $0.808.

Series C Preferred Stock. “Series C Preferred Stock” shall mean the three million two hundred fifteen thousand nine hundred fifty-two (3,215,952) authorized shares of Preferred Stock that have been designated Series C Preferred Stock.

Series C Transfer Amount. “Series C Transfer Amount” shall mean the product of (i) the number of shares of Series C Preferred Stock converted into Common Stock after the date hereof and prior to the Effective Time of Merger, multiplied by (ii) $3.456.

Series D Preferred Stock. “Series D Preferred Stock” shall mean the five million eight hundred eighty-two thousand three hundred sixty-five (5,882,365) authorized shares of Preferred Stock that have been designated Series D Preferred Stock.

Series D Transfer Amount. “Series D Transfer Amount” shall mean the product of (i) the number of shares of Series D Preferred Stock converted into Common Stock after the date hereof and prior to the Effective Time of Merger, multiplied by (ii) $3.974.

Series E Preferred Stock. “Series E Preferred Stock” shall mean the two million five hundred fifty-seven thousand five hundred forty-five (2,557,545) authorized shares of Preferred Stock that have been designated Series E Preferred Stock.

Stockholder. “Stockholder” shall mean any Person who holds Common Stock or Preferred Stock at the Effective Time of Merger, including without limitation any Person who holds a Warrant on the date hereof which is exercised in part or in full prior to or upon the consummation of the Merger and any Person who holds a Warrant at the Effective Time of Merger and any Person who holds an Option on the date hereof which is exercised in part or in full prior to or upon the consummation of the Merger and any Person who holds an Option at the Effective Time of Merger.

Subsidiary. “Subsidiary” of any Person shall mean another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

Superior Proposal. “Superior Proposal” shall mean a bona fide written Acquisition Proposal made by a Person other than ASM, which is on terms which the board of directors of NuTool in good faith concludes (following consultation with its financial advisors, as appropriate, and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the identity and nature of the Person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to NuTool or the Stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement (as the same may be proposed to be amended by ASM pursuant to Section 3.5(e)), (ii) is reasonably likely to be completed, (iii) for which the Person making the proposal has sufficient financial resources available to it and/or has received and furnished to NuTool firm financing commitments on customary terms from reputable lenders or investment banks which is reasonably likely to be funded, and (iv) is not subject to any significant condition or contingency that is not reasonably likely to be satisfied.

Total Gross Amount. “Total Gross Amount” shall mean $45,170,000.

Total Preferred Liquidation Preference. “Total Preferred Liquidation Preference” shall mean the sum of (i) the product of (x) the sum of the total number of shares of Series A Preferred Stock outstanding as of the Effective Time of Merger plus the total number of shares of Series A Preferred Stock covered by rights to acquire Series A Preferred Stock outstanding as of the Effective Time of Merger, multiplied by (y) 0.50; plus (ii) the product of (x) the sum of the total number of shares of Series B Preferred Stock outstanding as of the Effective Time of Merger plus the total number of shares of Series B Preferred Stock covered by rights to acquire Series B Preferred Stock outstanding as of the Effective Time of Merger, multiplied by (y) 0.795; plus (iii) the product of (x) the total number of shares of Series C Preferred Stock outstanding as of the Effective Time of Merger plus the total number of shares of Series C Preferred Stock covered by rights to acquire Series C Preferred Stock outstanding as of the Effective Time of Merger, multiplied by (y) 3.40; plus (iv) the product of (x) the total number of shares of Series D Preferred Stock outstanding as of the Effective Time of Merger (excluding for this purpose any shares of Series D Preferred Stock owned by ASM) plus the total number of shares of Series D Preferred Stock covered by rights to acquire Series D Preferred Stock outstanding as of the Effective Time of Merger, multiplied by (y) 3.91.

Warrant. “Warrant” shall mean a warrant to purchase shares of Common Stock or Preferred Stock.

Other Terms. The following terms shall have the meanings specified in the Sections of this Agreement listed in the following table:

TERM	SECTION
Affected Employee	3.7(a)
California Permit	3.9
Cap	10.3(e)(ii)
CERCLA	4.16(f)
Competing Business	4.23
Consent Action	3.1l(a)
CPR	11.4
DGCL	2.1
Disclosure Schedule Change	3.2(b)
Dispute	11.1
Earnout	2.10
Earnout Dates	2.10
Earnout Determination	2.10
Earnout Milestone	2.10
Effective Time of Merger	2.2
Environmental Claim	4.16(a)(i)
Environmental Hazardous Materials	4.16(a)(ii)
Environmental Laws	4.16(a)(iii)
Environmental Permits	4.16(a)(iv)
Environmental Release	4.16(a)(v)
ERISA Affiliate	4.10(b)
Expenses	12.5
Fairness Hearing	3.9
Fifth Bridge Funding	3.14
Former Superior Proposal	3.5(d)
Fourth Bridge Funding	3.14
Indemnity Escrow	2.9
Information Statement	4.25
Initial Bridge Funding	3.14
Injunction	8.2(a)
Lockup Agreements	3.16
Losses	10.1
Non-Indemnity Portion	2.8(e)
Permit Application	3.9
Potential Acquirer	3.5(d)
Replacement	11.6(g)
Representative	3.8(a)
Representative Reimbursable Expenses	3.8(a)

TERM	SECTION
Request	11.4
SEC Reports	6.4
Second Bridge Funding	3.14
Special Meeting	3.11(a)
Superior Proposal Notice	3.5(c)
Surviving Corporation	2.1
Third Bridge Funding	3.14
NuTool Indemnified Parties	3.20

ARTICLE II

THE MERGER

2.1 The Merger. At the Effective Time of Merger and upon and subject to the terms and conditions of this Agreement, Acquisition shall be merged with and into NuTool, which will be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Delaware and the separate existence of Acquisition shall thereupon cease. The Merger shall be pursuant to the provisions of, and shall be with the effects provided in, the Delaware General Corporation Law (“DGCL”).

2.2 Effective Time of Merger. Subject to the terms and conditions of this Agreement, on the Closing Date, ASM, Acquisition and NuTool will cause the Certificate of Merger to be executed, delivered and filed as provided in the DGCL. The Merger shall become effective at the latest of: (a) the time of the receipt of the Certificate of Merger by the Delaware Secretary of State; or (b) at such later time as ASM, Acquisition and NuTool may agree and as may be set forth in the Certificate of Merger; provided, however, that to the extent permitted by Law and GAAP, for tax and accounting purposes the parties shall treat the Merger as being effective as of 12:01 a.m. on the Closing Date. The date and time on which the Merger shall become effective is referred to in this Agreement as the “Effective Time of Merger.”

2.3 Corporate Matters.

(a) Certificate of Incorporation of Surviving Corporation. The Certificate of Incorporation of Acquisition as in effect immediately prior to the Effective Time of Merger shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable Law; provided, however, that section FIRST of the Certificate of Incorporation shall be amended to read as follows: “The name of the corporation (hereinafter called the “Corporation”) is NuTool, Inc.”

(b) Bylaws of Surviving Corporation. The Bylaws of Acquisition as in effect immediately prior to the Effective Time of Merger shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable Law.

(c) Directors and Officers of Surviving Corporation. The duly qualified and acting directors of Acquisition immediately prior to the Effective Time of Merger shall be the directors of the Surviving Corporation, to hold office as provided in the Bylaws of the Surviving Corporation. The persons listed on Schedule 2.3 shall be the officers of the Surviving Corporation and shall hold the offices indicated on such schedule, to hold office as provided in the Bylaws of the Surviving Corporation.

2.4 Conversion of Stock.

(a) Conversion of Common Stock: Cancellation of Options. At the Effective Time of Merger, by virtue of the Merger and without any action on the part of Acquisition, NuTool, ASM or the Stockholders:

(i) each outstanding share of Common Stock (other than a Dissenting Share or any share owned by ASM) shall be converted into the right to receive, to the extent provided in and subject to Section 2.8 hereof, the Per Share Group I Merger Consideration; and

(ii) each outstanding Option issued under the NuTool 1998 Stock Incentive Plan that has not been (x) exchanged for an ASM Replacement Option pursuant to Section 2.12 hereof or (y) exercised as of the Effective Time of Merger, shall be cancelled pursuant to Section 9(b) of the NuTool 1998 Stock Incentive Plan.

(b) Conversion of Series A Preferred Stock, Series S Preferred Stock, Series C Preferred Stock, and Series P Preferred Stock. At the Effective Time of Merger, by virtue of the Merger and without any action on the part of Acquisition, NuTool, ASM or the Stockholders, each outstanding share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock (in each case other than a Dissenting Share or any share owned by ASM) shall be converted into the right to receive the Per Share Group II Merger Consideration (Series A), Per Share Group II Merger Consideration (Series B), Per Share Group II Merger Consideration (Series C), Per Share Group II Merger Consideration (Series D), respectively,

(c) Conversion of Series E Preferred Stock. At the Effective Time of Merger, by virtue of the Merger and without any action on the part of Acquisition, NuTool, ASM or the Stockholders, each outstanding share of Series E Preferred Stock (other than a Dissenting Share or any share owned by ASM) shall be converted into the right to receive the Per Share Group III Merger Consideration.

(d) Dissenting Shares. Each Dissenting Share shall be converted into the right to receive payment with respect thereto from the Surviving Corporation, and not ASM, in accordance with the DGCL and California Law, and any amounts that, but for the exercise of dissenters’ rights, would have been payable in respect of such Dissenting Shares shall instead be retained by ASM.

(e) Treatment of NuTool Capital Stock Owned by ASM. At the Effective Time of Merger, each share of Common Stock or Preferred Stock owned by ASM or any Subsidiary of ASM immediately prior to the Effective Time of Merger shall remain outstanding, or, if Preferred Stock, shall be converted into Common Stock immediately prior to the Effective Time of the Merger and shall remain outstanding.

(f) Acquisition Common Stock. At the Effective Time of Merger, each outstanding share of Acquisition’s common stock shall be cancelled and extinguished without any conversion thereof.

2.5 Deposit to Escrow. On the Closing Date, the Minimum Group I Merger Consideration, the Group II Merger Consideration and the Group III Merger Consideration shall be deposited by ASM with the Escrow Agent to be distributed pursuant to the terms of the Escrow Agreement. After the Closing Date, ASM shall deposit additional shares of Group I Merger Consideration into the Escrow in excess of the Minimum Group I Merger Consideration as and when necessary in order to provide sufficient Group I Merger Consideration for the distributions of Group I Merger Consideration described in Section 2.8 hereof. Pursuant to the Escrow Agreement, the Escrow Agent shall distribute the Merger Consideration as follows: (a) the Group I Merger Consideration shall be distributed in accordance with Section 2.8 hereof to each Group I Stockholder, subject to the Indemnity Escrow; (b) the Group II Merger Consideration shall be distributed to each Stockholder entitled to receive Group II Merger Consideration on the Closing Date, and (c) the Group III Merger Consideration shall be distributed to each Stockholder entitled to receive Group III Merger Consideration on the Closing Date, all based upon their respective ownership of shares of Common Stock or shares of each series of Preferred Stock immediately prior to the Effective Time of Merger. As a condition to receiving any Merger Consideration, each Stockholder holding Common Stock or Preferred Stock shall surrender, along with a duly completed and executed letter of transmittal in the form attached to the Escrow Agreement, each share certificate evidencing a share or shares of the Common Stock or Preferred Stock to the Escrow Agent who shall cause such certificates to be marked “CANCELLED,” On the Closing Date, ASM and NuTool shall jointly prepare a Schedule 2.5 detailing the following calculations: the Per Share Group I Merger Consideration, the Per Share Group II Merger Consideration (Series A), the Per Share Group II Merger Consideration (Series B), the Per Share Group II Merger Consideration (Series C), the Per Share Group II Merger Consideration (Series D), and the Per Share Group III Merger Consideration. In the event of any conflict between such Schedule 2.5 and the terms of this Agreement, the terms of this Agreement shall govern.

2.6 Fractional Shares. No fraction of an ordinary share of ASM will be issued, but in lieu thereof each Stockholder entitled to receive a portion of Group I Merger Consideration, Group II Merger Consideration, or Group III Merger Consideration who would otherwise be entitled to a fraction of an ordinary share of ASM (after aggregating all fractional ordinary shares of ASM to be received by such Stockholder) shall receive from ASM an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by the Closing Date Average Price. The fractional share interests of each Stockholder shall be aggregated, so that no Stockholder shall receive cash in respect of fractional share interests in an amount greater than the value of one full ordinary share of ASM. At ASM’s option, such cash amounts will be deposited by ASM with the Escrow Agent and distributed by the Escrow Agent on the Closing Date.

2.7 Lost, Stolen or Destroyed Certificates. In the event any certificates representing Common Stock or Preferred Stock shall have been lost, stolen or destroyed, ASM shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof such Merger Consideration (and cash in lieu of fractional shares) as may be required pursuant to Sections 2.4 and 2.6; provided, however, that ASM may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against ASM, the Surviving Corporation or the Escrow Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

2.8 Calculation and Release of Group I Merger Consideration.

(a) On the Closing Date, the Closing Date Group I Merger Consideration will be released from the Escrow to the Group I Stockholders, pro rata in accordance with their respective ownership of Common Stock at the Effective Time of Merger.

(b) Subject to Section 2.8(e) hereof, the Group I Stockholders shall be entitled to receive, pro rata in accordance with their respective ownership of Common Stock at the Effective Time of Merger, that number of shares of Penetration Group I Merger Consideration equal to $3,000,000 divided by the Closing Date Average Price, not later than 30 days after each of the first three Penetration Sales, as defined below, at any time following the date hereof and before the third anniversary of the Closing Date. A “Penetration Sale” shall mean the sale to a customer, which is not an Affiliate of any other customer that is the subject of a Penetration Sale, of a wafer handling platform together with at least one processing module for use in such customer’s high volume manufacturing (HVM) production line, but not including any sale of an evaluation tool, unless and until such tool is used in such customer’s high volume manufacturing (HVM) production line. A “sale” will be deemed to have occurred when NuTool both has received and can properly recognize as income (without taking into account any impediments to recognizing such revenue that are unrelated to NuTool’s business or its operations for financial accounting purposes in accordance with GAAP) an amount not less than 95% of the invoiced amount for such tool, and more than one such sale can occur in any of the three years. Notwithstanding the foregoing, any release of Penetration Group I Merger Consideration pursuant to this Section 2.8(b) shall be reduced by the Group I Consideration Adjustment Amount and the Deferred Option Spread Amount to the extent that such amounts have not previously been deducted from a release pursuant to Sections 2.8(b) or (c) hereof.

(c) Subject to Section 2.8(e) hereof, not later than 30 days after completion of the independent audit of ASM’s annual consolidated financial statements for each of the fiscal years ended December 31, 2004, 2005 and 2006, the Group I Stockholders shall be entitled to receive, pro rata in accordance with their respective ownership of Common Stock at the Effective Time of Merger, an amount of Revenue Group I Merger Consideration (which may be zero) based on the revenue of NuTool, determined in accordance with GAAP. The number of shares of Revenue Group I Merger Consideration to be released in each case, if any, shall be the Earnout Payment calculated in accordance with Table 1, below, for the relevant fiscal year divided by the Closing Date Average Price. Notwithstanding the foregoing, any release of Revenue Group I Merger Consideration pursuant to this Section 2.8(c) shall be reduced by the Group 1 Consideration Adjustment Amount and the Deferred Option Spread Amount to the

extent that such amount has not previously been deducted from a release pursuant to Sections 2.8(b) or (c) hereof.

TABLE 1

Amounts in millions of US$	Year Ended December 31, 2004
		Low	Target	High
Annual NuTool Revenue	<12.05	12.05	24.1	30.125	>30.125
Earnout Payment (1)	0	2.0	4.0	5.4	5.4

	Year Ended December 31, 2005
		Low	Target	High
Annual NuTool Revenue (2)	<30.15	30.15	60.3	75.375	>75.375
Earnout Payment (1)	0	2.0	4.0	5.4	5.4

	Year Ended December 31, 2006
		Low	Target	High
Annual NuTool Revenue (2)	<46.15	46.15	92.3	115.375	>115.375
Earnout Payment (1)	0	2.0	4.0	5.4	5.4

(1)	For revenue amounts between low and target and between target and high, the earnout payment amount will be interpolated on a straight line basis.

(2)	Revenue in years 2005 and 2006 in excess of the target amount may, at the option of the holders of Common Stock as determined by the Representative acting on their behalf pursuant to Section 3.8, be allocated instead to a prior year, and the earnout payment in respect of such prior year shall be recalculated. Any incremental increase in earnout payment resulting from such allocation shall be paid at the same time as the current year earnout payment.

(d) Not later than the later of (i) 15 days after the third anniversary of the Closing Date or (ii) 30 days after completion of the independent audit of ASM’s annual consolidated financial statements for the fiscal year ended December 31, 2006, the Group I Stockholders shall be entitled to receive, pro rata in accordance with their respective ownership of Common Stock. at the Effective Time of Merger, an amount of Group I Merger Consideration equal to the excess, if any, of (i) the Minimum Group I Merger Consideration over (ii) the aggregate amount of Group I Merger Consideration released pursuant to the foregoing subsections 2.8(a), (b) and (c).

(e) Any amounts of Group I Merger Consideration to which the Group I Stockholders are entitled pursuant to the foregoing Sections 2.8(b), (c) and (d) shall be paid by release from the Escrow of the specified amount of Group I Merger Consideration after, in each case, deducting amounts, if any, distributed pursuant to Section 3.8 hereof. Notwithstanding the foregoing, the Escrow Agent shall not release from the Escrow pursuant to Sections 2.8(b), (c) and (d) those shares of Group I Merger Consideration in excess of the Non-Indemnity Portion that represent the shares deposited into the Indemnity Escrow on the Closing Date, and the release of such shares shall be subject to the terms of Section 2.9 hereof. “Non-lndemnity Portion” shall mean that amount of Group I Merger Consideration equal to (i) the Minimum Group I Merger Consideration less (ii) the Closing Date Group I Merger Consideration less (iii) $2,000,000 divided by the Closing Date Average Price.

(f) The Escrow Agent shall release to ASM (i) the amount of Group I Merger Consideration remaining in the Escrow with respect to outstanding warrants to acquire Common

Stock at the Effective Time of Merger, if any, and (ii) the amount of Group II Merger Consideration and Group III Merger Consideration remaining in the Escrow with respect to outstanding rights to acquire Preferred Stock at the Effective Time of Merger, if any. ASM agrees that any amounts released to it under this Section 2.8(f) shall be an offset for any Losses arising from or related to NuTool’s failure to cause any outstanding warrants to acquire Common Stock or rights to acquire Preferred Stock to be extinguished prior to the Effective Time of Merger.

2.9 Escrow for Indemnification Claims. On the Closing Date, that number of shares of Minimum Group I Merger Consideration as is equal to two million dollars ($2,000,000) divided by the Closing Date Average Price shall be deposited in a separate escrow fund pursuant to the Escrow Agreement (the “Indemnity Escrow”) until the first anniversary of the Effective Time of Merger or (solely with respect to that portion of the Indemnity Escrow sufficient to cover relevant indemnification claims) such later time as any indemnification claims pursuant to Article X hereof which ASM gave notice of to NuTool prior to the first anniversary of the Effective Time of Merger have been resolved pursuant to the Escrow Agreement. Immediately after such time, any remaining Group I Merger Consideration in the Indemnity Escrow shall be deposited into the Escrow Account and distributed in accordance with the provisions of Section 2.8 hereof.

2.10 Statement of Earnouts and Issuance of Earnout Shares. Section 2.8(b) and (c) hereof sets forth additional distributions (each an “Earnout” and collectively, the “Earnouts”) in the form of ordinary shares of ASM which may be issued or issuable as additional consideration pursuant to Section 2.8 hereof, and the applicable milestones (each, an “Earnout Milestone” and collectively the “Earnout Milestones”) that must be satisfied in order to earn each such possible Earnout. No later than thirty (30) days following each Earnout Date (as defined below), ASM shall provide to the Representative either (i) a statement that the relevant Earnout Milestone set forth in Section 2.8 has been satisfied (in whole or in part) and appropriate supporting documentation regarding the satisfaction of such Earnout Milestone and shall immediately cause the Escrow Agent to pay the Earnout Milestone pursuant to Section 2.8(b) or (c), as applicable, or (ii) a statement that the relevant Earnout Milestone set forth in Section 2.8 has not been satisfied and appropriate supporting documentation regarding the failure to satisfy such Earnout Milestone (each, in case of either clause (i) or (ii), an “Earnout Determination”). The “Earnout Dates” shall be (i) for purposes of the Earnout set forth in Section 2.8(b), each date that is (A) a date on which an Earnout Milestone is satisfied or (B) if Homayoun Talieh is not then employed as the Genera] Manager (or the equivalent thereof) of NuTool, the last day of each fiscal year in which an Earnout Milestone is not met pursuant to Section 2.8(b); and (ii) for purposes of the Earnout set forth in Section 2.8(c), the date on which ASM’s independent auditor issues its report on ASM’s financial statements for each of the fiscal years ending December 31,2004, December 31,2005 and December 31,2006. The Representative may notify ASM in writing at any time that he believes an Earnout Milestone has been satisfied. ASM will cooperate in good faith with the Representative to determine whether such Earnout Milestone has been satisfied at such time. Any disagreement or dispute between the parties relating to the Earnout Milestones shall be resolved according to the procedures in Article XI.

2.11 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code.

2.12 Exchange of Options. ASM shall issue ASM Replacement Options to each holder of NuTool Employee Options who shall have delivered to ASM not later than one day prior to the Closing Date a properly completed and signed Option Exchange Notice.

ARTICLE III

OTHER AGREEMENTS

3.1 Access and Cooperation. Upon reasonable notice, NuTool shall afford to the officers, employees, accountants, legal counsel, agents and other representatives of ASM reasonable access to all of the properties, books, contracts, financial information, commitments and records of NuTool during normal business hours. Subject to the preceding sentence, ASM shall be entitled, at its own expense, to: (i) conduct appraisals of the equipment, buildings and properties of NuTool; (ii) conduct environmental and occupational safety inspections of the properties of NuTool; and (iii) communicate, on reasonable prior notice to NuTool, with employees, vendors, customers and other Persons having business dealings with NuTool. NuTool agrees to assist ASM, and shall be permitted to participate with ASM, in connection with all such activities.

3.2 Disclosure Schedule.

(a) Disclosure Schedule. Contemporaneously with the execution and delivery of this Agreement, NuTool is delivering to ASM the Disclosure Schedule, which is accompanied by a certificate signed by the President and Chief Executive Officer of NuTool, stating that the Disclosure Schedule is being delivered pursuant to this Agreement and is the Disclosure Schedule referred to in this Agreement. The Disclosure Schedule is deemed to constitute an integral part of this Agreement and to modify the representations, warranties, covenants or agreements of NuTool contained in this Agreement to the extent that such representations, warranties, covenants or agreements expressly refer to the Disclosure Schedule.

(b) Updates. Prior to the Closing Date, NuTool shall update the Disclosure Schedule as necessary by written notice to ASM to reflect any matters that occur from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described in the Disclosure Schedule. If requested by ASM, NuTool shall meet and discuss with ASM the foregoing change(s) in the Disclosure Schedule made by NuTool (a “Disclosure Schedule Change”). For purposes of determining the accuracy of the representations and warranties contained in Article IV and the liability of the Group I Stockholders under Article X, the Disclosure Schedule shall be deemed to include only that information contained therein on the Closing Date.

3.3 Duties Concerning the Closing. Each party to this Agreement shall: (a) use reasonable best efforts to obtain any third party consents or approvals required by this Agreement; and (b) use reasonable best efforts to cause all of the conditions precedent set forth in Articles VIII and IX of this Agreement to be satisfied as early as practicable.

3.4 Deliveries of Information; Consultation. From time to time prior to the Closing Date:

(a) Deliveries by NuTool. NuTool shall furnish promptly to ASM: (i) the monthly financial statements of NuTool (as prepared by NuTool in accordance with its normal accounting procedures) promptly after such financial statements are available; and (ii) all other information concerning the operations, properties and personnel of NuTool as ASM may reasonably request.

(b) Consultation. NuTool shall confer and consult with representatives of ASM on an as-requested basis to discuss any Disclosure Schedule Changes and to report on operational matters of NuTool and the general status of ongoing business operations of NuTool (including, without limitation, any request by the other party to an Existing Contract to renegotiate the terms of such Existing Contract).

3.5 No Solicitation.

(a) Subject to Section 3.5(e), from the date hereof until the Closing, NuTool shall immediately cease and desist and discontinue and cause to be terminated any and all existing activities with respect to any of the following and shall not, directly or indirectly, through any officer, director, affiliate, employee, attorney, accountant, financial advisor, subsidiary, independent representative or independent agent or any other advisor or representative of NuTool and no Former Director, as defined below, shall solicit, initiate, encourage or take any action to facilitate (including by way of furnishing information or engaging in discussions or negotiations) any inquiries, proposals or offers that constitute, or could reasonably be expected to lead to or relate to an Acquisition Proposal. A “Former Director” shall mean any director of NuTool who shall have ceased serving as director on or after the date on which this Merger Agreement was approved by the NuTool Board of Directors.

(b) Subject to Section 3.5(d) and 3.5(e) neither the board of directors of NuTool, nor any committee thereof, shall withdraw, modify or qualify (or propose to withdraw, modify or qualify) the recommendation in favor of the transactions contemplated by Section 3.10(a) of this Agreement in any manner adverse to ASM, or take any action or make any statement in connection with the Special Meeting inconsistent with such recommendation.

(c) NuTool shall notify ASM promptly of any unsolicited inquiries or proposals received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, NuTool or any. of NuTool’s representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers (a “Superior Proposal Notice”).

(d) For a period of not less than seven (7) Business Days after ASM’s receipt of each Superior Proposal Notice, NuTool shall, if requested by ASM, negotiate in good faith with ASM to amend this Agreement so that the Acquisition Proposal that constituted a Superior Proposal no longer constitutes a Superior Proposal (a “Former Superior Proposal”). Upon such amendment of this Agreement, the terms and conditions of this Section 3.5 shall again apply to any inquiry or proposal made by any Person who withdraws a Superior Proposal or who made a

Former Superior Proposal (after withdrawal or after such time as their proposal is a Former Superior Proposal).

(e) In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after NuTool’s compliance with Sections 3.5(c) and 3.5(d), the board of directors of NuTool may terminate this Agreement if the board of directors of NuTool has concluded in good faith, following consultation with its outside legal counsel, that, in light of such Superior Proposal, such action is necessary in order to comply with its fiduciary obligations under applicable Law.

3.6 Public Announcements. Subject to each party’s disclosure obligations imposed by Law, ASM and NuTool will cooperate and consult with each other prior to the Closing in the development and distribution of all news releases, disclosures to customers and suppliers of NuTool and other public information disclosures with respect to this Agreement or any of the transactions contemplated by this Agreement and shall not issue any press release or public statement relating; to the same without the approval of the other parties, which approval shall not be unreasonably withheld.

3.7 Employee and Employee Benefit Matters.

(a) ASM agrees that those individuals who are employed by NuTool immediately prior to the Effective Time of Merger shall continue to be employees of NuTool as of the Effective Time of Merger (each such employee, an “Affected Employee”); provided, however, that this Section 3.7 shall not be construed to limit the ability of the applicable employer to terminate the employment of any Affected Employee at any time; provided, further, that this Section 3.7(a) is not in derogation of nor intended to limit or otherwise affect ASM’s obligations under Section 3.16 hereof.

(b) Within thirty (30) days of the Effective Time of Merger, ASM shall grant options to purchase an aggregate of 135,000 ordinary shares of ASM to the current management and key employees of NuTool that are listed on, and in such amounts as set forth on Schedule 3.7 hereto, pursuant to the form of option agreement attached as Exhibit 8 hereto.

(c) Following the Closing Date, to the extent that current NuTool employee benefit plans are discontinued or unavailable, each Affected Employee shall be eligible to participate in those benefit plans maintained for similarly situated employees of ASM (or in substantially similar programs), on the same terms applicable to similarly situated employees of ASM. Each Affected Employee shall be given credit, for purposes of any service requirements for participation or vesting, for his or her period of service with NuTool, which will be credited under a similar plain prior to the Closing Date, subject to appropriate break in service rules. Each such employee shall, with respect to any ASM plan which has copayment, deductible or other co-insurance features, receive credit for any amounts such individual has paid to date in the plan year of the Closing Date under comparable plans or programs maintained by NuTool prior to the Closing Date. Each Affected Employee and eligible dependent who, at the Closing Date, was participating in an employee group health plan maintained by NuTool shall not be excluded from ASM’s employee group health plan or limited in coverage thereunder by reason of any waiting period restriction or pre-existing condition limitation.

3.8 Representative.

(a) Representative. By approving this Agreement, the Group I Stockholders shall be deemed to have irrevocably made, constituted and appointed Homayoun Talieh as their true and lawful attomey-in-fact to take all action required under this Agreement (such Person is referred to herein as the “Representative”), including without limitation (i) to give and receive notices and communications; (ii) to authorize delivery to ASM of the ordinary shares of ASM from the Indemnity Escrow in satisfaction of payment by such Group I Stockholders pursuant to Section 2.9 hereof; (iii) to object to such deliveries; (iv) to make claims on behalf of the Group I Stockholders pursuant to Section 2.10 hereof; (v) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; (vi) to take all actions with respect to payment by ASM of Group I Merger Consideration including the achievement of Earnouts; and (vii) to take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. No bond shall be required of the Representative, and the Representative shall receive no compensation for its services. Notices or communications to or from the Representative shall constitute notice to or from each of the Group I Stockholders. Any vacancy in position of the Representative may be filled by, and any replacement of the Representative subsequent to the Closing may be effected by, approval of holders of at least a majority in interest of the Group I Stockholders.

(b) Access to Information. ASM agrees to provide promptly all information as reasonably requested by the Representative to the Representative or its designated accountants, and to make available for inspection and review to the Representative or its designated accountants, during regular business hours upon reasonable prior notice, the books and records of ASM relating to the NuTool business relevant to the determination of whether an Earnout Milestone: has been satisfied, including, but not limited to, relevant production reports and projections, backlog ledgers, purchase orders, financial statements, accounting records, worksheets for the period under review and the computations underlying the determination of whether the Earnout Milestones have been achieved. The Representative shall have reasonable access to information about ASM and the reasonable assistance of ASM’s officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Representative shall treat confidentially and not disclose any nonpublic information from or about ASM gained pursuant to this Section 3.8(b) to anyone (except on a need to know basis to individuals who agree in writing to treat such information confidentially). In each case, as a condition to receiving any such information or access to such information, ASM may require the recipient thereof to execute a customary form of nondisclosure agreement.

(c) The Representative shall not incur any liability with respect to any action taken or suffered by it or omitted hereunder as the Representative while acting in good faith and in the exercise of reasonable judgment. The Representative may, in all questions arising hereunder, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Representative based on such advice, the Representative shall not be liable to anyone. The Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Representative.

(d) Indemnification and Expenses of Representative.

(i) The Group I Stockholders shall severally, but not jointly, reimburse and indemnify the Representative and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of his duties hereunder (such losses, liabilities and expenses being “Representative Reimbursable Expenses”). Without limiting the foregoing, the Representative shall have the right to engage legal counsel and other professional advisers to assist it in the administration of Representative’s duties hereunder, and any and all fees and expenses of such counsel and advisers shall be deemed Representative Reimbursable Expenses. All shares of Group I Merger Consideration to which the Group I Stockholders may be entitled, including without limitation shares of Group I Merger Consideration that remain available in the Indemnity Escrow (but, with respect to such Indemnity Escrow shares, solely after the expiration of the time period during which ASM can make a claim against the Indemnity Escrow and all distributions from the Indemnity Escrow to which ASM may be entitled shall have been made and after the resolution of all claims, if any, referred to in Section 10.1 of this Agreement), and other property held in the Escrow shall constitute security for the indemnity obligations set forth in this Section 3.8(d). Such security interest shall not be Representative’s sole remedy with respect to his indemnity rights hereunder and Representative shall be entitled to pursue any and all other rights against the Group I Stockholders in order to enforce such rights.

(ii) At any time (and from time to time) prior to the fourth anniversary of the Closing Date, the Representative may, in his sole good faith judgment, request in writing the Escrow Agent to distribute to the Representative a specific amount of cash funds held in or subsequently deposited into the Escrow or, at the election of the Representative, shares of Group I Merger Consideration held in or subsequently deposited into the Escrow, in either case necessary or appropriate to enable the Representative to discharge expenses and payment obligations to be incurred in connection with serving as Representative hereunder (“Expense Advances”) or to reimburse the Representative for expenses previously incurred in connection therewith (“Expense Reimbursements”). The Representative shall provide ASM with a copy of any such requests for Expense Advances or Expense Reimbursements. In the event the Representative requests cash funds, the Escrow Agent will deliver to Representative, subject to the terms hereof, funds in the amount of the Expense Advance or Expense Reimbursement, as applicable, within ten (10) business days of Representative’s request therefore; provided, however, that in the event there is not sufficient cash in the Escrow to cover such Expense Advance(s) or Expense Reimbursement(s), the Escrow Agent shall be authorized and directed to liquidate as soon as practicable, by sale on the open market for the benefit of the Group I Stockholders on a pro rata basis, the minimum number of shares of Group I Merger Consideration necessary to generate sufficient cash (net of sales commissions and transaction expenses). In the event that, at the time the Representative requests an Expense Advance or Expense Reimbursement, there is not sufficient Group I Merger Consideration in the Escrow to satisfy the full amount requested, any such unsatisfied amount shall be paid to the Representative from the amount of any additional Group I Merger Consideration (or settlement amounts relating thereto) to which the Group I Stockholders become entitled pursuant to Section 2.8 of this Agreement and the Escrow Agent, upon receipt of any such additional Group I Merger

Consideration (or related settlement amounts relating thereto), shall first satisfy in full any unpaid Expense Advance and Expense Reimbursement amounts before distributing the balance of such Group I Merger Consideration to the Group I Stockholders. Each such Expense Advance and Expense Reimbursement made in accordance with this Section 3.8(d) will reduce, dollar for dollar, the amount of Group I Merger Consideration otherwise payable by ASM under the Agreement. The aggregate amount of such Expense Advances and Expense Reimbursements actually paid or distributed to the Representative pursuant to this Section 3.8(d)(ii) collectively shall not exceed $2,000,000.

(iii) Any and all claims and disputes between or among the Representative and any one or more of the Group I Stockholders of NuTool immediately prior to the Effective Time of Merger relating to this Agreement or the Escrow Agreement or the transactions contemplated hereby or thereby shall be resolved through arbitration pursuant to the following provision of this Section 3.8. Following the expiration of thirty (30) days after the delivery of written notice of any claim or dispute referred to in the immediately preceding sentence by the Representative to such Group I Stockholders or vice versa, either the Representative or each such Group I Stockholders may, by written notice to the other, demand arbitration of the applicable claim or dispute. The claim or dispute shall be thereupon be resolved through arbitration conducted substantially in accordance with the procedures described in Section 11.5 below. The decision of the arbitrator as to any such dispute shall be binding and conclusive upon the Representative and such Group I Stockholders. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction. In any arbitration under this Section 3.8, the non-prevailing party (as determined by the arbitrators), shall pay its own expenses, the fees (including administrative fee) of the arbitrator, and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the arbitration.

3.9 Exemption From Registration: California Permit. ASM and NuTool intend that the ordinary shares of ASM to be issued pursuant to Section 2.4 in connection with the Merger will be issued in a transaction exempt from registration under the Securities Act, by reason of Section 3(a)(10) thereof. Subject to the provisions of Section 3.10(c) hereof, ASM and NuTool intend that the ordinary shares of ASM to be issued pursuant to Section 2.4 hereof in connection with the Merger will be qualified under the California Corporations Code, pursuant to Section 25121 thereof, after a fairness hearing has been held pursuant to the authority granted by Section 25142 of such law (the “Fairness Hearing”). Each of ASM and NuTool shall use commercially reasonable efforts (i) to file promptly following the execution and delivery of this Agreement an application (the “Permit Application”) for issuance of a permit pursuant to Section 25121 of the California Corporations Code to issue such securities required by this Agreement to be assumed by ASM (the “California Permit”) and (ii) to obtain the California Permit as promptly as practicable thereafter.

3.10 Information Statement: Permit Application.

(a) As soon as reasonably practicable after the execution of this Agreement, NuTool shall prepare, with the full cooperation of ASM, the Information Statement (as defined in Section 4.25) for the Stockholders to approve this Agreement and the transactions contemplated hereby. ASM and NuTool shall each use commercially reasonable efforts to cause the Information Statement to comply with applicable federal and state securities Laws requirements. Each of ASM and NuTool agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. NuTool will promptly advise ASM, and ASM will promptly advise NuTool, in writing if at any time prior to the Effective Time of Merger either NuTool or ASM, as applicable, shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Law. The Information Statement shall contain, subject to the fiduciary duties of the NuTool directors, the unanimous recommendation of the board of directors of NuTool that the Stockholders approve the Merger and this Agreement and the conclusion of the board of directors that the terms and conditions of the Merger are advisable and fair and reasonable to, and in the best interests of, the Stockholders. Anything to the contrary contained herein notwithstanding, NuTool shall not include in the Information Statement any information with respect to ASM or its affiliates or associates; the form and content of which information shall not have been approved by ASM prior to such inclusion.

(b) As soon as reasonably practicable after the execution of this Agreement, ASM shall, with the cooperation of NuTool, prepare and file the Permit Application. ASM and NuTool shall each use commercially reasonable efforts to cause the Permit Application to comply with the requirements of applicable federal and state Laws. Each of ASM and NuTool agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Permit Application, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation and completion of the Permit Application. NuTool will promptly advise ASM, and ASM will promptly advise NuTool, in writing if at any time prior to the Effective Time of the Merger either NuTool or ASM, as applicable, shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Permit Application in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable Law. Anything to the contrary contained herein notwithstanding, ASM shall not include in the Permit Application any information with respect to NuTool or its affiliates or associates, the form and content of which information shall not have been approved by NuTool prior to such inclusion.

(c) In the event that it is determined by ASM, following consultation with NuTool, that the California Permit cannot be obtained, or cannot reasonably be expected to be obtained, in time to permit the Closing to occur on or before June 30, 2004, then ASM and NuTool shall use commercially reasonable efforts to effect the issuance of the ordinary shares of ASM to be issued pursuant to Section 2.4 hereof pursuant to a registration statement on Form F- 4 filed with and declared effective by the Securities and Exchange Commission. Each of NuTool and ASM shall provide the information necessary to file such registration statement in accordance with the provisions of Section 3.10(b) and each of NuTool and ASM shall make the representations and warranties with respect to such information as are contained in Sections 4.25 and 6.7, respectively.

3.11 Stockholder Approval.

(a) NuTool shall promptly take all steps necessary to either: (i) cause a special meeting of the Stockholders (the “Special Meeting”) to be duly called, noticed, convened and held as soon as practicable for the purposes of voting to approve this Agreement, the transactions contemplated hereby and all matters related thereto; or (ii) obtain the written consent of the Stockholders to this Agreement, the transactions contemplated hereby and all matters related thereto (the “Consent Action”); provided, however, that no solicitation materials relating to the Special Meeting, the Consent Action, the Merger, this Agreement or any of the transactions contemplated thereby be distributed to the Stockholders prior to the receipt of the California Permit, unless the issuance of ordinary shares of ASM shall be made pursuant to Section 3.10(c) hereof. In connection with the Special Meeting or the Consent Action, the Board of Directors of NuTool shall, subject to its fiduciary duties, unanimously recommend to the Stockholders that the Stockholders vote in favor of the approval of this Agreement, the transactions contemplated hereby and all matters related thereto, and the members of the Board of Directors shall, subject to their fiduciary duties, use their reasonable best efforts to secure the required approval of the Stockholders, including voting any of their shares in favor of such approval.

(b) In connection with the Special Meeting or the Consent Action, NuTool will prepare such notices and other documentation as may be required by Law to be furnished to the Stockholders, which shall include, without limitation: (i) a copy of this Agreement; (ii) information, notices and forms relating to a Stockholder’s appraisal rights as required by the DGCL and California Law; and (iii) subject to the fiduciary duties of the NuTool directors, the unanimous recommendation of NuTool’s Board of Directors that the stockholders approve this Agreement and the transactions contemplated hereby as soon as practicable and, in any event, no later than the time required by Law and NuTool’s Certificate of Incorporation and Bylaws.

3.12 Estoppel Certificates. Prior to Closing, NuTool shall obtain an estoppel certificate in form and substance reasonably acceptable to ASM from each owner of each parcel of Real Property not owned by NuTool.

3.13 Funding.

(a) If, in the reasonable judgment of NuTool, bridge funding is needed after the date hereof to operate the business of NuTool, then (i) prior to March 26,2004, ASM will make available to NuTool up to five hundred thousand dollars ($500,000) (the “Third Bridge Funding”) on substantially the same terms and pursuant to substantially identical documentation as the existing three million dollar ($3,000,000) loan provided to NuTool by ASM on November 25, 2003, as amended on February 25, 2004 (the “Initial Bridge Funding”); (ii) on or after March 26, 2004, ASM will make available to NuTool up to two million dollars ($2,000,000) (the “Fourth Bridge Funding”) on substantially the same terms as the Third Bridge Funding, if in the reasonable judgment of NuTool, additional funding is needed to operate NuTool’s business, provided that NuTool has not incurred liabilities, except in the ordinary course of business or with the consent of ASM; (iii) if the Closing shall have not occurred by April 30,2004, on or after April 30, 2004 ASM will make available to NuTool up to one million dollars ($1,000,000) (the “Fifth Bridge Funding”) on substantially the same terms as the Third Bridge Funding, if in the reasonable judgment of NuTool, additional funding is needed to operate NuTool’s business, provided that NuTool has not incurred liabilities, except in the ordinary course of business or with the consent of ASM; and (iv) if the Closing shall have not occurred by May 31, 2004, on or after May 31, 2004 ASM will make available to NuTool up to one million dollars ($1,000,000) (the “Sixth Bridge Funding”) on substantially the same terms as the Third Bridge Funding, if in the reasonable judgment of NuTool, additional funding is needed to operate NuTool’s business, provided that NuTool has not incurred liabilities, except in the ordinary course of business or with the consent of ASM. The final maturity date of the Third Bridge Funding (if applicable), the Fourth Bridge Funding (if applicable), the Fifth Bridge Funding (if applicable) and Sixth Bridge Funding (if applicable) shall be July 31, 2004.

(b) The Merger Consideration shall not be reduced by the outstanding amount of the Third Bridge Funding, the Fourth Bridge Funding, the Fifth Bridge Funding, the Sixth Bridge Funding, if any, or that certain $ 1,000,000 Second Bridge Funding Promissory Note dated February 26, 2004 (the “Second Bridge Funding”), including in each case all interest accrued thereon. However, if the Agreement is terminated pursuant to Section 12.1, the outstanding amount of the Second Bridge Funding, the Third Bridge Funding, the Fourth Bridge Funding, the Fifth Bridge Funding and the Sixth Bridge Funding shall be repaid by NuTool consistent with the repayment terms of the Initial Bridge Funding.

3.14 Reorganization. ASM and NuTool shall each use its reasonable best efforts, both before and after the Closing, to cause the Merger to qualify as a “reorganization” described in Section 368 of the Code. Without limiting the generality of the foregoing, ASM shall satisfy or shall cause the Surviving Corporation to satisfy the reporting requirements set forth in Income Tax Regulations section 1.367(a)-3(c)(6).

3.15 Lockup Agreements. Each recipient of ordinary shares of ASM pursuant to this Agreement, other than those recipients who only receive Group I Merger Consideration, shall enter into a lockup agreement in the form attached as Exhibit 9 (the “Lockup Agreements”). The Lockup Agreements shall only apply to Group II Merger Consideration and Group III Merger Consideration.

3.16 Good Faith Funding Decisions. ASM shall act in good faith in making decisions in connection with the allocation of financial and personnel resources to the NuTool business after Closing and during the measuring period for the Earnout Milestones.

3.17 Operating Structure. Prior to Closing, ASM and NuTool, and their respective managers and key personnel, shall meet and confer on the organizational and operating structure of NuTool to determine the most effective way to further develop the necessary equipment, market and sell the tools to customers and provide the required after-sales service, including possible changes in the current organization of both ASM and NuTool.

3.18 Exercise or Cancellation of Warrants and Options. NuTool shall cause all outstanding Warrants and Options to purchase shares of Common Stock or Preferred Stock to be exercised or cancelled prior to Closing.

3.19 Indemnification. ASM, NuTool and the Surviving Corporation agree that all rights to indemnification or exculpation now existing in favor of the employees, agents, directors or officers of NuTool (the “NuTool Indemnified Parties”) as provided in its certificate of incorporation or bylaws or indemnification agreements as in effect immediately prior to the Effective Time of Merger shall continue in full force and effect for a period of six (6) years from and after the Closing Date, assuming the consummation of the Merger; provided, however, that, in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. Subject to the provisions of any indemnification agreements then in effect, which shall govern, any determination required to be made with respect to whether a NuTool Indemnified Party’s conduct complies with the standards set forth in the certificate of incorporation or bylaws or indemnification agreements of the Surviving Corporation or otherwise shall be made by independent counsel selected by the Surviving Corporation reasonably satisfactory to the NuTool Indemnified Party (whose fees and expenses shall be paid by the Surviving Corporation), and such determination shall be final and binding on the parties thereto.

3.20 Nasdaq National Market Listing of Additional Shares Application. Prior to the Effective Time of Merger, ASM shall, to the extent required by the rules of the Nasdaq National Market, file with the Nasdaq National Market a Notification Form for Listing Additional Shares with respect to the ordinary shares of ASM to be issued, and the ordinary shares of ASM required to be reserved for issuance, in connection with the Merger, to the effect that such shares may be traded immediately after the Effective Time of Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NUTOOL

NuTool hereby represents and warrants to ASM and Acquisition that:

4.1 Organization; Business.

(a) Organization: Qualification. NuTool is a corporation validly existing in good standing under the Laws of the State of Delaware. NuTool does not own or control, directly or indirectly, any interest in any other corporation, association or other business entity. NuTool is not a participant in any joint venture, partnership or similar arrangement. NuTool is duly qualified to do business as a foreign corporation and is in good standing or active status, as the case may be, in all jurisdictions in which either the ownership or use of its assets or the operation of its business requires such qualification, except where the failure to be so qualified would not result in a Material Adverse Change. The Disclosure Schedule contains a list of all states and foreign jurisdictions where NuTool is so qualified.

(b) Power. NuTool has full corporate power and authority and all material franchises, permits, licenses, approvals, authorizations, registrations, grants and orders necessary to carry on its business as now conducted and to own, lease and operate its assets and properties.

(c) Properties. NuTool owns or has the right to use all material property, real or personal, tangible or intangible, which is necessary for the operation of its business as currently conducted and as currently contemplated to be conducted.

(d) Certificate of Incorporation and Bylaws; Officers and Directors. Copies of the Certificate of Incorporation and Bylaws of NuTool, complete and correct as of the date of this Agreement, have been delivered to ASM. The Disclosure Schedule contains a complete and accurate list of the directors and officers (with an identification of the offices held) of NuTool.

4.2 Ownership: Capitalization.

(a) Capitalization and Ownership. The Disclosure Schedule sets forth: (i) the entire authorized capital stock of NuTool; (ii) the name of each stockholder of NuTool; (iii) the number of shares of Common Stock or Preferred Stock of NuTool owned by each Stockholder; and (iv) the percentage of NuTool owned by each Stockholder on a fully diluted basis (assuming the exercise of all outstanding Options and Warrants to purchase capital stock of NuTool which shall be exercisable at the Effective Time of Merger). Except as set forth in the Disclosure Schedule, no shares of Common Stock or Preferred Stock of NuTool, are issued or outstanding. Except as set forth in the Disclosure Schedule, no shares of capital stock of NuTool are reserved for issuance or are held in treasury.

(b) Outstanding Capital Stock. All of the shares of the outstanding capital stock of NuTool are duly authorized, validly issued, fully paid and nonassessable and are free of any Liens, and, except as set forth in the Disclosure Schedule, are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of NuTool or any agreement to which NuTool is a party or by which it is bound. Except for this Agreement or as set forth in the Disclosure Schedule, there are no options, warrants, conversion rights, subscriptions or other agreements or understandings relating to the capital stock of NuTool.

(c) Warrants and Options. The Disclosure Schedule sets forth the number of Warrants and Options outstanding, the holder of each outstanding Warrant and Option, the number of shares of Common Stock or Preferred Stock subject to each Warrant or Option, an indication of the portion of each Option that is vested and the exercise price of each Warrant or Option. NuTool has delivered to ASM true and complete copies of each Warrant and warrant agreement evidencing each Warrant and each form of agreement or stock option plan evidencing each Option.

4.3 Authorization; Enforceability.

(a) NuTool. The execution, delivery and performance of this Agreement by NuTool and all of the documents and instruments required by this Agreement to be executed, delivered and performed by NuTool are within the corporate power of NuTool and have been duly authorized by the Board of Directors by unanimous approval of all non-ASM directors. Except for obtaining the approval of the Stockholders, no other corporate or stockholder approval or proceeding on the part of NuTool is necessary to authorize this Agreement or the other documents and instruments to be executed and delivered by NuTool pursuant hereto or the consummation of the transactions contemplated hereby and thereby.

(b) Enforceability. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by NuTool will be, when executed and delivered by NuTool, the legal, valid and binding obligations of NuTool, enforceable against NuTool in accordance with their respective terms.

4.4 No Violation or Conflict.

(a) No Violation. Except as set forth on the Disclosure Schedule, the execution, delivery and performance of this Agreement by NuTool do not and will not, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or violate the Certificate of Incorporation or Bylaws of NuTool, or violate any Law;

(ii) violate any judgment, order or decree to which NuTool may be subject or, to the Knowledge of NuTool, give any governmental body or any other Person the right to challenge the consummation of the transactions contemplated by this Agreement;

(iii) contravene, conflict with, violate or breach any provision, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any material Existing Contract;

(iv) result in the imposition or creation of any material Lien upon or with respect to any assets of NuTool; or

(v) to the Knowledge of NuTool, disrupt or impair any business relationship with any material supplier, customer, distributor, sales representative or employee of NuTool.

(b) Consents. Except as set forth in the Disclosure Schedule, NuTool will not be required to give any notice to or obtain any consent or approval from any Person or any governmental or regulatory authority in connection with the execution and delivery of this Agreement or the consummation or performance of the transactions contemplated by this Agreement. To the Knowledge of NuTool, no filing under the HSR Act shall be required because of the transactions contemplated by this Agreement.

4.5 Financial Information: Books and Records.

(a) Financial Statements. NuTool has delivered to ASM all of the Financial Information. The Financial Information is accurate and complete in all material respects and fairly presents the financial condition and the results of operations of NuTool as of the respective dates thereof and for the periods referred to therein, all in accordance with GAAP, consistently applied by NuTool throughout all periods, subject, in the case of the interim financial statements, to: (i) audit adjustments (the effect of which is not expected to be materially adverse); and (ii) the absence of footnotes thereto.

(b) Corporate Books. The minute books and other records of NuTool, all of which have been made available to ASM, are complete and correct in all material respects.

(c) Accounting Books. The accounting books and records of NuTool: (i) are correct and complete in all material respects; and (ii) are maintained in a manner consistent with past practice.

(d) Bank Accounts. The Disclosure Schedule sets forth the name of each bank or other financial institution at which NuTool maintains an account, safe deposit box or lockbox or with which NuTool has an arrangement for safekeeping and the type and number of each such account and the authorized signatures with respect thereto.

4.6 Assets.

(a) Title. Except as set forth in the Disclosure Schedule, NuTool owns good and valid title to or has valid leasehold or other interest in all of its material assets, free and clear of any and all Liens except Permitted Liens. NuTool is in possession of, and has control of, its assets. Except as set forth on the Disclosure Schedule, no material asset of NuTool is leased, rented, licensed or otherwise not owned by NuTool.

(b) Real Property and Equipment. The Real Property and Equipment, taken as a whole, are in good operating condition and repair and are adequate for the uses for which they are being put, normal wear and tear excepted. No such asset is in need of maintenance or repair, except for routine maintenance and repairs that are not material in nature or cost. The Disclosure Schedule contains a true and complete list of all Real Property.

(c) The Inventory (i) is current, merchantable, usable and salable at normal prices and discounts in the ordinary course of business, and (ii) is at a level consistent with the normal practices of the business of NuTool.

(d) Investments. Except as set forth on the Disclosure Schedule, NuTool does not own, or have any right to acquire, any material Investment, nor does NuTool have any obligation to acquire any Investment.

(e) Systems. To the Knowledge of NuTool, NuTool’s management information systems do not contain any defects which would result in a Material Adverse Change.

4.7 Contingent and Undisclosed Liabilities. Except as set forth in the Disclosure Schedule and except pursuant to the deposit and collection of checks in the ordinary course of business, NuTool has not guaranteed or become a surety for or is otherwise contingently liable for the obligations of any other Person. To the Knowledge of NuTool, NuTool does not have any material liabilities, obligations or Indebtedness (whether absolute, accrued, contingent or otherwise), other than those which: (a) are reflected, reserved against or disclosed in the financial statements which are a part of the Financial Information or in the Disclosure Schedule; or (b) arose or were incurred in the ordinary course of business since January 31, 2004 and which are consistent in amount and character with past practices and are not required to be disclosed pursuant to this Agreement or the Disclosure Schedule; or (c) are Expenses.

4.8 Taxes. Except as set forth in the Disclosure Schedule:

(a) Tax Returns. NuTool has timely (taking into account, if applicable, any extensions properly requested) and properly filed all federal, state, local and foreign tax returns (including but not limited to income, business, franchise, sales, payroll, employee withholding and social security and unemployment) which were required to be filed by it. NuTool has not received a written claim or other notice in writing from any jurisdiction in which it does not file a tax return that NuTool is or may be subject to taxes assessed by such jurisdiction. NuTool has paid or made adequate provision, in reserves reflected in the Financial Information in accordance with GAAP, consistently applied by NuTool throughout all periods, for the payment of all taxes (including interest and penalties) and withholding amounts owed by it or assessable against it. All tax returns filed by NuTool were complete and correct. No tax deficiencies have been proposed or assessed against NuTool and NuTool has made available true and correct copies of all of its tax returns and any work papers relating thereto requested by ASM.

(b) Extensions. NuTool has not consented to any extension of the statute of limitations with respect to any open tax returns.

(c) Tax Liens. There are no tax Liens upon any property or assets of NuTool except for Liens for current taxes not yet due and payable.

(d) Tax Examinations. No examination or audit of any tax return or report of NuTool for any period not barred by the applicable statute of limitations has occurred, no such examination is in progress and, to the Knowledge of NuTool, no such examination or audit is planned. To the Knowledge of NuTool, NuTool has not received from the Internal Revenue Service or other taxing authority any notice of underpayment of taxes, assessment of additional taxes or other deficiency which has not been paid. NuTool has not granted a power of attorney with respect to any matter relating to Taxes.

(e) Employment Taxes. To the Knowledge of NuTool, NuTool has properly withheld and timely paid all withholding and employment taxes which it was required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to or benefits provided to all Persons characterized by NuTool as independent contractors for tax purposes. NuTool has properly withheld and timely paid all withholding and employment taxes which it was required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to or benefits provided to all employees or other Persons not characterized by NuTool as independent contractors for tax purposes. All Forms W-2 and 1099 required to be filed with respect thereto have been timely and properly filed.

(f) Tax Sharing Agreements. NuTool is not a party to any agreement relating to, or has any potential liability under or with respect to, any tax allocation, tax sharing or tax indemnification agreement or similar arrangement. NuTool does not have any liability for taxes of any kind of any Person (other than NuTool) under any contract or under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) as a transferee or successor or otherwise.

(g) Excess Parachute Payments. NuTool is not bound by any contract, agreement, plan, arrangement or understanding that could result, on account of the Merger, separately or in the aggregate, in any payment (nor have any payments been made) that would not be deductible by reason of Section 280G of the Code.

(h) Consolidated Group. NuTool is not nor has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income tax return, or any similar group defined under a similar provision of applicable state, local or foreign Law filing a consolidated, combined or unitary income tax return.

(i) Tax Rulings. NuTool has not applied for any tax ruling, entered into a closing agreement with any tax authority, filed a consent under Section 341 (f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in-Section 341(f)(4) of the Code) owned by NuTool.

(j) Real Estate Holding Company. NuTool is not nor has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and neither ASM nor Acquisition are required to withhold any taxes by virtue of the Merger by reason of Section 1445 of the Code.

(k) Tax Exempt Property: etc. None of the assets of NuTool are treated as “tax-exempt use property” within the meaning of Section 168(h) of the Code or secure any debt the interest of which is exempt from tax under Section 103 of the Code. NuTool is not nor has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code. NuTool has not participated in an international boycott as defined in Section 999 of the Code. NuTool has not agreed, nor is it required, to make any adjustment under Section 481 (a) of the Code or similar provision of any tax Law by reason of change in accounting method or otherwise. To the Knowledge of NuTool, NuTool is in compliance with the terms and conditions of any applicable tax exemption, and the consummation of the Merger will not have an adverse impact on such compliance. Except as set forth in the Disclosure Schedule, NuTool is not subject to any tax agreement or any tax order issued to NuTool.

4.9 Absence of Certain Changes. Except as set forth in the Disclosure Schedule, since January 31,2004 there has been no Material Adverse Change; and since January 31, 2004 through the date of this Agreement, NuTool has not:

(a) declared or paid or set aside the payment of any dividend or any distribution in respect of its capital stock or directly or indirectly redeemed, purchased or otherwise acquired any such stock;

(b) been a party to any transaction or entered into any material contract outside the ordinary course of business, and involving liabilities or obligations in excess of $100,000, except for the transactions contemplated by this Agreement;

(c) issued any shares of capital stock or securities convertible into any capital stock;

(d) incurred any Indebtedness other than as contemplated by Section 3.14 hereof;

(e) sold, assigned, transferred or leased any material asset, except in the ordinary course of business;

(f) granted or made, or promised to grant or make, any bonus or wage or salary increase to any employee or any increase in any Existing Plan;

(g) suffered any material damage, destruction or loss, whether or not covered by insurance;

(h) made any change in any accounting method or policy; or

(i) amended its charter documents.

4.10 Existing Plans.

(a) Existing Plans. The Disclosure Schedule contains a complete and accurate list of all Existing Plans. Except for the Existing Plans, NuTool does not maintain nor is bound by any Employee Benefit Plan. All of the Existing Plans are and at all times have been in compliance (or have been brought into compliance) in all material respects with all applicable Laws including ERISA and the Code. All of the Existing Plans which are intended to meet the requirements of Section 401(a) of the Code have been determined by the Internal Revenue Service to be “qualified” within the meaning of the Code, and there are no facts which would adversely affect the qualified status of any of the Existing Plans. NuTool has no plan or legally binding commitment to create any additional Employee Benefit Plan or to amend or modify any Existing Plan.

(b) ERISA. There is no accumulated funding deficiency, within the meaning of ERISA or the Code, in connection with the Existing Plans or any other benefit plan sponsored by NuTool or any affiliate of NuTool, as determined under Sections 414(b), (c), (m) or (o) of the Code (herein referred to as an “ERISA Affiliate”), and no reportable event, as defined in ERISA, has occurred in connection with the Existing Plans. The Existing Plans have not, nor has any trustee or administrator of the Existing Plans, engaged in any prohibited transaction as defined in Section 406 or 407 of ERISA or Section 4975 of the Code and no event or omission has occurred in connection with any Existing Plan which could result in a Material Adverse Change. Neither NuTool nor any ERISA Affiliate is contributing to, nor has NuTool or any ERISA Affiliate ever contributed to or been obligated to contribute to, any multi-employer plan, as defined in ERISA.

(c) Terminated Plans. The Disclosure Schedule describes any Employee Benefit Plan subject to ERISA that has been terminated and the status of such Employee Benefit Plan, the distribution or retention of monies with respect to such Employee Benefit Plan, and any further obligations of such Employee Benefit Plan or NuTool in connection therewith. Any past Employee Benefit Plan subject to ERISA that has been terminated was done so in material compliance with all applicable Laws.

(d) Existing Plans. With respect to each Employee Benefit Plan:

(i) The funds available under each Existing Plan, which is intended to be a funded plan, equal or exceed the amounts required to be paid, or which would be required to be paid, if such Existing Plan were terminated as of the Effective Time of Merger.

(ii) Any Existing Plan that is intended to qualify under Section 401(a) of the Code meets in all material respects the requirements for qualification under Section 401(a) of the Code and the regulations thereunder, and NuTool has provided ASM with a copy of the most recent favorable determination, notification or opinion letter issued by the Internal Revenue Service concerning such Existing Plan’s qualification. Each such Existing Plan has been administered in all material respects in accordance with its terms and, to the Knowledge of NuTool, no matter exists which would adversely affect the qualified tax-exempt status of such Existing Plan and any related trust.

(iii) With respect to each Existing Plan: (A) all payment due from NuTool has been made and all amounts accrued to date as liabilities by NuTool which have not been paid have been properly recorded as liabilities on the books of NuTool; (B) all material reports and information relating to each such Existing Plan required to be filed with any governmental entity have been timely filed and are accurate in all material respects; (C) all material reports and information relating to each such Existing Plan required to be disclosed or provided to participants or their beneficiaries have been timely disclosed or provided; (D) each trust related to any Existing Plan which is a voluntary employee beneficiary association pursuant to Section 501(c)(9) of the Code has received a favorable determination letter from the Internal Revenue Service with respect to its tax-exempt status, and nothing has occurred since the date of such letter that has or is likely to adversely affect such qualification or exemption; (E) no event has occurred or circumstance exists that could result in a material increase in premium costs of any Existing Plan that is insured other than premium cost increases due to increases in medical costs generally or a material increase in benefit costs of any Existing Plan that is self-insured; and (F) to the Knowledge of NuTool, no fiduciary of an Existing Plan has committed a breach of any responsibility or obligation imposed upon fiduciaries under Title I of ERISA with respect to such Existing Plan.

(iv) There has been delivered or made available to ASM, with respect to each Existing Plan the following: a copy of the annual report (if required under ERISA) with respect to each such Existing Plan for the last three years (including all schedules and attachments); a copy of the summary plan description, together with each summary of material modifications, required under ERISA with respect to such Existing Plan; all material employee communications relating to such Existing Plan; a true and complete copy of such Existing Plan; all trust agreements, insurance contracts, accounts or other documents which establish the funding vehicle for any Existing Plan and the latest financial statements thereof; any investment management agreements, administrative services contracts, or other agreements and documents relating to the ongoing administration and investment of any Existing Plan.

(v) With respect to each such Existing Plan for which an annual report has been filed and delivered to ASM, no material adverse change has occurred with respect to the matters covered by the latest such annual report since the date thereof.

(vi) There are no actions, suits, proceedings, investigations or hearings pending with respect to any Existing Plan or, to the Knowledge of NuTool, any claims (other than claims for benefits arising in the ordinary course of an Existing Plan) threatened against or with respect to any Existing Plan or any fiduciary or assets thereof, and there are no facts which could reasonably give rise to any such actions, suits, proceedings, investigations, hearings or claims.

(vii) The consummation of the Merger will not: (A) entitle any current or former employee of NuTool to severance pay, unemployment compensation or other payment; or (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee or former employee.

(viii) No Existing Plan provides benefits, including without limitation, death or medical benefit (whether or not insured) beyond retirement or other termination of service other than: (A) coverage mandated by applicable Law; (B) death or retirement benefits under any Existing Plan that is an employee benefit pension plan; or (C) deferred compensation benefits that are accrued as liabilities on the books of NuTool or disability benefits under any employee welfare benefit plan.

4.11 Compliance with Law.

(a) Operations. To the Knowledge of NuTool, the present and past operation of the business of NuTool is and has been in compliance with all Existing Permits and Laws. To the Knowledge of NuTool, NuTool is not currently the subject of an inspection or inquiry regarding violations or alleged violations of any Law by any foreign, federal, state, local or other governmental agency.

(b) Events. No event has occurred or circumstance exists that (with or without notice or lapse of time): (i) is reasonably likely to constitute or result in a violation by NuTool of, or a failure on the part of NuTool to comply with, any Existing Permit or Law; or (ii) is reasonably likely to give rise to any obligation on the part of NuTool to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(c) Existing Permits. The Disclosure Schedule contains a complete and accurate list of each Existing Permit. Each Existing Permit is valid and in full force and effect, and such material Existing Permits collectively constitute all of the permits, licenses, approvals, qualifications, permissions or authorizations necessary to permit NuTool to lawfully conduct and operate its business in the manner currently conducted and to permit NuTool to own and use its assets in the manner in which it currently owns and uses such assets.

4.12 Litigation. Except for the Existing Litigation which are listed and briefly described on the Disclosure Schedule: (a) there is no litigation, suit, arbitration, citation, action, proceeding or governmental investigation or claim of any kind pending or, to the Knowledge of

NuTool, proposed or threatened, against or relating to NuTool, nor, to the Knowledge of NuTool, is there any basis for any such action; (b) to the Knowledge of NuTool, there is no inquiry pending or threatened against NuTool by any foreign, federal, state, local or other governmental agency or regulatory authority; and (c) as of the date of this Agreement, there is no action, suit or proceeding pending or, to the Knowledge of NuTool, proposed or threatened, against NuTool by any Person which questions the legality, validity or propriety of the transactions contemplated by this Agreement. NuTool is not subject to any order or ruling of any governmental entity.

4.13 Existing Contracts. The Disclosure Schedule contains a complete and accurate list of, and NuTool has delivered to ASM true and complete copies of, the Existing Contracts. The Existing Contracts are the only Contracts to which NuTool is a party or by which NuTool is bound under which NuTool has a remaining performance obligation (excluding those Contracts which may be cancelled by NuTool at its option without any penalty and on no more than thirty (30) days’ notice). The term “Existing Contract” shall mean any Contract which:

(a) involves the performance of services or delivery of goods or materials by NuTool of an amount or value in excess of $50,000 in any 12-month period;

(b) involves the performance of services or delivery of goods or materials to NuTool of an amount or value in excess of $50,000 in any 12-month period;

(c) was not entered into in the ordinary course of business and involves expenditures or receipts of NuTool in excess of $50,000 in any 12-month period;

(d) is a lease, rental or occupancy agreement, license, installment or conditional sale agreement, or other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one year);

(e) except for “shrink-wrap” software licenses and similar widely available binary code and commercial end-user licenses, and agreements obtained in the ordinary course of business with current or former employees, consultants, or contractors regarding the nondisclosure of any Intangible Assets, is a Contract with respect to material Intangible Assets;

(f) is a joint venture, partnership or other similar Contract (however named) involving a sharing of profits, losses, costs, or liabilities by NuTool with any other Person;

(g) contains covenants that purport to restrict the business activity of NuTool or limit the freedom of NuTool to engage in any line of business or to compete with any Person;

(h) provides for payments in excess of $50,000 in any 12-month period to or by any Person based on sales, purchases, or profits, other than direct payments for goods;

(i) is a power of attorney that is currently effective and outstanding;

(j) was entered into other than in the ordinary course of business and contains or provides for an express undertaking by NuTool to be responsible for consequential damages;

(k) is a Contract for capital expenditures in excess of $100,000;

(l) is a warranty, guaranty or other similar undertaking with respect to contractual performance extended by NuTool other than in the ordinary course of business;

(m) is a union labor, trade union, staff association or similar contract relating to the representation of employees of NuTool;

(n) is a management, consulting, personal service, agency or other similar material contract or contracts providing for the rendition of services and which: (i) is in writing; or (ii) provides for any bonus, profit sharing, incentive, or retirement compensation; or (iii) contains any termination or severance pay obligations or liabilities;

(o) is a material agreement for the storage, transportation, treatment or disposal of any hazardous waste or hazardous byproduct;

(p) other than Existing Plans, is an agreement with any director, officer, employee or stockholder of NuTool;

(q) is an agreement with any dealer, distributor, sales representative or manufacturer’s representative for any of the products of NuTool;

(r) is any other agreement which: (A) involves an amount in excess of $50,000 (per annum in the case of multi-year agreements); and (B) is not in the ordinary course of business;

(s) is an agreement to borrow, a note or other evidence of any Indebtedness of NuTool; or

(t) is a material agreement with any material vendor or supplier to NuTool.

4.14 Performance of Contracts. To the Knowledge of NuTool, each material Existing Contract is in full force and effect and is valid and is enforceable against NuTool, and to the Knowledge of NuTool, against the other party thereto, in accordance with its terms. Except as set forth on the Disclosure Schedule:

(a) NuTool is in compliance with all applicable terms and requirements of each material Existing Contract in all material respects;

(b) each other Person that has or had any obligation or liability under any material Existing Contract is, to the Knowledge of NuTool, in compliance with all applicable terms and requirements of such material Existing Contract;

(c) no event has occurred or circumstance exists that (with or without notice or lapse of time) is reasonably likely to contravene, conflict with, or result in a violation or breach of, or give NuTool or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Existing Contract;

(d) NuTool has not given to or received from any other Person any written notice or other written communication regarding any actual or alleged violation or breach of, or default under, any material Existing Contract; and

(e) NuTool has not received written notice of or written demand for renegotiations of or exercise of outstanding rights to renegotiate, or to the Knowledge of NuTool any attempts to renegotiate, any significant amounts paid or payable to or by NuTool under current or completed material Existing Contracts with any Person other than in the ordinary course of business.

4.15 Existing Insurance Policies.

(a) Deliveries. The Disclosure Schedule contains a complete and accurate list of all Existing Insurance Policies. NuTool has delivered to ASM true and complete copies of the Existing Insurance Policies, all pending applications by NuTool for an insurance policy and any statement by the auditor of NuTool’s financial statements with regard to the adequacy of the insurance coverage provided by the Existing Insurance Policies.

(b) Existing Insurance Policies. The Existing Insurance Policies: (i) are valid, outstanding and enforceable; and (ii) are sufficient for compliance with all Laws, the Existing Permits and the Contracts.

(c) Losses. The Disclosure Schedule sets forth, by year, for the current policy year and each of the two preceding policy years in respect of each policy for liability, property or casualty: (i) a summary of loss experience under each policy; (ii) a statement describing each claim under each policy for an amount in excess of $10,000; and (iii) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d) Cancellation. NuTool has not received: (i) any refusal of coverage or notice that a defense will only be afforded with a reservation of rights; or (ii) except for those policies which NuTool chose not to renew, any notice of cancellation or any other indication that any insurance policy is no longer in full force and effect or will not be renewed or that the issuer of any such policy is not willing or able to perform its obligations thereunder. NuTool has not had a lapse of insurance coverage.

4.16 Environmental Protection.

(a) Definitions. As used in this Agreement:

(i) “Environmental Claim” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any

Person alleging potential liability (including, without limitation, potential liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from: (A) the presence, or release into the environment, of any Environmental Hazardous Materials at any location, whether or not owned by NuTool; or (B) circumstances forming the basis of any violation or alleged violation, of any applicable Environmental Law; or (C) any and all claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Environmental Release of any Environmental Hazardous Materials.

(ii) “Environmental Hazardous Materials” shall mean: (A) any petroleum or petroleum products, radioactive materials, asbestos in any form, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs) and radon gas; and (B) any chemicals, materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any Environmental Law; and (C) any other chemical, material, substance or waste, exposure to which is prohibited, limited or regulated by any governmental authority because of its impact on human health or the environment.

(iii) “Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, drinking water, wildlife, plants, land surface or subsurface strata), including, without limitation, Laws relating to Environmental Releases or threatened Environmental Releases of Environmental Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Environmental Hazardous Materials.

(iv) “Environmental Permits” shall mean all environmental, health and safety permits and governmental authorizations.

(v) “Environmental Release” shall mean any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water or groundwater.

(b) Compliance. Except as described on the Disclosure Schedule, NuTool: (i) is in compliance in all material respects with all applicable Environmental Laws; and (ii) has not received any written communication or, to the Knowledge of NuTool any oral communication, that alleges that NuTool is not or was not in material compliance with

(c) Environmental Permits. Except as described on the Disclosure Schedule, NuTool has obtained all Environmental Permits necessary for its operations, and all such permits are in good standing and NuTool is in compliance with all terms and conditions of such Environmental Permits.

(d) Environmental Claims. Except as described on the Disclosure Schedule, there is no Environmental Claim pending or, to the Knowledge of NuTool, threatened, against NuTool, against any Person whose liability for any Environmental Claim NuTool has retained or assumed either contractually or by operation of Law, or against any real or personal property or operation which NuTool owns, leases or operates, nor, to the Knowledge of NuTool, is there any reasonable basis for any such Environmental Claim.

(e) Environmental Releases. Except as described on the Disclosure Schedule, there have been no Environmental Releases of any Environmental Hazardous Material by NuTool or any employee or agent of NuTool, or by any Person on real property owned, used, leased or operated by NuTool which in each case would result in a material liability of NuTool.

(f) CERCLA. Except as described on the Disclosure Schedule, none of the Real Property is currently listed on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or on any comparable state list, and NuTool has not received any written notice from any Person under or relating to CERCLA or any comparable state or local Law.

(g) Off Site Locations. Except as described on the Disclosure Schedule, no off-site location at which NuTool has disposed or arranged for the disposal of any waste is listed on the National Priorities List or on any comparable state list and NuTool has not received any written notice from any Person with respect to any off-site location, of potential or actual liability or a written request for information from any Person under or relating to CERCLA or any comparable state or local Law.

(h) Environmental Hazardous Materials. Except as described on the Disclosure Schedule, there is not and has not been any Environmental Hazardous Materials used, generated, treated, stored, transported, disposed of, handled or otherwise existing on, under or about the Real Property, except for quantities of any such Environmental Hazardous Materials stored or otherwise held on, under or about the Real Property in substantial compliance with all Environmental Laws and intended to be used in the operation of the business of NuTool.

(i) Tanks. Except as described on the Disclosure Schedule, to the Knowledge of NuTool, there is not now and has not been in the past any underground or above-ground storage tank or pipeline on the Real Property and there has been no Environmental Release from or rupture of any such tank or pipeline, including, without limitation, any Environmental Release from or in connection with the filling or emptying of such tank.

4.17 Labor Matters.

(a) Employees. The Disclosure Schedule sets forth a complete and accurate list of the following information for each current employee of NuTool, including each employee on leave of absence or layoff status: name; location of employment; job title; current compensation paid or payable and any change in compensation since December 31, 2002; vacation accrued; service credited for purposes of vesting and eligibility to participate under the Existing Plans and identification of any written agreement with such employee.

(b) Strikes; etc. Except as set forth on the Disclosure Schedule, there has not been, there is not presently pending or existing, and, to the Knowledge of NuTool, there is not threatened: (i) any strike, lockout, slowdown, picketing, work stoppage or other general labor dispute; (ii) any material charge, grievance, proceeding, complaint or other claim against or affecting NuTool relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, the Equal Opportunities Commission, the Commission for Racial Equity or any comparable governmental body, or pertaining to any organizational activity, or other labor or employment dispute against or affecting NuTool; or (iii) any application for certification of a collective bargaining agent.

(c) Compliance. NuTool currently is and has been in compliance in all material respects with all Laws relating to employment practices, terms and conditions of employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing.

(d) Events. To the Knowledge of NuTool, no event has occurred in the past twelve months or circumstance currently exists that is reasonably likely to provide the basis for any work stoppage or other general labor dispute. To the Knowledge of NuTool, there have been no union organizing events in the past twelve months. There is no lockout of any employees of NuTool by NuTool pending, and no such action is currently contemplated by NuTool.

(e) Claims. There are no pending or, to the Knowledge of NuTool, threatened claims (whether under Law, under any employee agreement or otherwise) by a present or former employee (temporary or permanent) of NuTool on account of or for: (i) overtime pay, other than overtime pay for the current payroll period; (ii) wages or salaries, other than wages or salaries for the current payroll period; (iii) vacations, sick leave, time off or pay in lieu of vacation, sick leave or time off, other than vacation, sick leave or time off (or pay in lieu thereof) earned in the twelve-month period immediately preceding the date of this Agreement; or (iv) any other matter relating to such person’s employment at NuTool.

(f) Unemployment Compensation. NuTool has made all required payments to its unemployment compensation reserve accounts with the appropriate governmental departments and such accounts have positive balances.

4.18 Brokers. Neither NuTool nor any Stockholder has incurred any brokers’, finders’ or any similar fee in connection with the transactions contemplated by this Agreement.

4.19 Disclosure. ASM has been furnished with complete and accurate copies (however delivered, whether in paper form, on computer disk or otherwise) or originals of all documents and/or information requested in writing by ASM. No statement of fact by NuTool contained in this Agreement, the Disclosure Schedule (including any supplement thereto) or any document to be furnished pursuant to this Agreement omits or will omit to state a material fact necessary in order to make the statements herein or therein contained, in the light of the circumstances under which they were made (including all other matters disclosed), not misleading.

4.20 Intangible Assets.

(a) Disclosure Schedule. The Disclosure Schedule contains a complete and accurate list of and adequately identifies all United States and foreign (i) granted patents, including design patents and utility patents, and reissues and reexaminations; (ii) patent applications, including continuations, divisions, continuations-in-part, and extensions thereof; (iii) invention conceptions and disclosures; (iv) registered trademarks and trademark applications, registered service marks and service mark applications, trade dress, assumed names, trade names and other indications of origin; (v) registered copyrights and copyright applications; (vi) computer systems, including programs, software, object and source code, databases, algorithms, and documentation therefor, excluding off-the-shelf software; and (vii) Internet domain names owned by NuTool or presently used by NuTool in the course of its business. The Disclosure Schedule further contains a complete and accurate list and brief description or other identification of all assignments, licenses, agreements, covenants, and indemnifications pursuant to which NuTool authorizes the use of any of the foregoing by another Person or pursuant to which NuTool is authorized to use any of the foregoing owned by another Person. NuTool is presently in compliance with, and has not breached any term of, any such licenses, agreements, covenants, and indemnifications. NuTool is not presently required to pay any royalties, fees or other amounts to any Person in connection with the use of any intellectual property rights owned by such Person.

(b) Ownership. (i) NuTool owns the entire right, title and interest in and to each of the Intangible Assets purported to be owned by NuTool and the right to use all other Intangible Assets; (ii) NuTool has not abandoned or relinquished any Intangible Assets or rights to use any Intangible Assets; (iii) to the Knowledge of NuTool, NuTool owns or possesses adequate licenses or other rights to use all patents, trademarks, trade names, copyrights, software, trade secrets and proprietary information necessary to conduct its business as now conducted; and (iv) the Intangible Assets of NuTool are free and clear of all Liens. All patents, patent applications, trademarks, trade names, copyrights and rights to discoveries or inventions (whether or not patentable) owned or held by any employee or contractor of NuTool which are related to or necessary to the products and business of NuTool as currently carried on or contemplated to be carried on, have been duly and effectively assigned or transferred to NuTool, or will be assigned or transferred to NuTool under existing written agreement with the employee or contractor.

(c) Validity; Infringement. To the Knowledge of NuTool, (i) NuTool does not infringe on nor has NuTool misappropriated the intellectual property rights of any other Person; (ii) no other Person is infringing on nor has such Person misappropriated the Intangible Assets of NuTool; (iii) none of the Intangible Assets is invalid or unenforceable; (iv) there are no claims, demands or proceedings pending or threatened by any Person contesting or challenging NuTool’s right to use any of the Intangible Assets; and (v) there are no patents, trademarks, trade names, copyrights, software, trade secrets or other proprietary information owned by a Person which NuTool is using without license to do so. No Person has asserted or alleged that NuTool is infringing or has misappropriated such Person’s intellectual property and no Person has invited NuTool to take or discuss taking a license under such Person’s or a third parties’ intellectual property rights. NuTool has no competitor intelligence related to Intangible Assets of NuTool or intellectual property rights of any other Person. NuTool has not commissioned nor received and does not possess any legal opinions related to Intangible Assets of NuTool or intellectual property rights of any other Person.

(d) Confidentiality; Assignment. All current and former officers and employees of NuTool have executed and delivered to NuTool an agreement (containing no exceptions or exclusions from the scope of its coverage) to protect and maintain NuTool’s confidential proprietary information, and the assignment of or an agreement to assign to NuTool any Intangible Assets arising from the employment relationship or for services performed on behalf of NuTool by such persons, the form of which has been supplied to ASM. All current and former consultants and independent contractors to NuTool involved in the development, modification, marketing, and servicing of NuTool’s products and/or NuTool Intangible Assets have executed and delivered to NuTool an agreement in the form provided to ASM or its counsel (containing no exceptions or exclusions from the scope of its coverage) regarding the protection of NuTool’s confidential proprietary information and the assignment of or an agreement to assign to NuTool any Intangible Assets arising from services performed for NuTool by such persons. No employee or independent contractor of NuTool is in violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such employee or independent contractor with NuTool. No current or former officer, director, stockholder, employee, consultant or independent contractor has any right, claim or interest in or with respect to any NuTool Intangible Assets. NuTool has not assigned any Intangible Assets or rights to use any Intangible Assets to any current or former officer, director, stockholder, employee, consultant or independent contractor.

4.21 Product Matters. The Disclosure Schedule describes: (a) any obligation or liability of NuTool in excess of $10,000 which is based upon any express or implied warranty relating to any product produced, sold or shipped by NuTool; (b) to the Knowledge of NuTool, any product recall or any other material obligation or liability of NuTool which is based upon death, disease or injury to Person or property relating to any product produced, sold or shipped by NuTool; and (iii) any exclusivity or protected arrangements applicable to products produced, sold or shipped by NuTool.

4.22 Customers; Suppliers; Certifications.

(a) Customers. The Disclosure Schedule sets forth a list of each customer of NuTool, including dollar volume of sales, for the last two completed fiscal years.

(b) Suppliers. The Disclosure Schedule sets forth a list of the top ten (10) suppliers of NuTool, taken as a whole, by dollar volume of purchases, for the last completed fiscal year.

(c) Certifications. The Disclosure Schedule contains a description of each material third-party quality certification or other certification required by Law. Except as disclosed on the Disclosure Schedule, NuTool is in material compliance with all such certifications.

4.23 Relationships with Related Parties. Except as set forth on the Disclosure Schedule, no Stockholder and no director, officer or manager of NuTool has any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used by NuTool. No director, officer or manager of NuTool owns (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that: (a) has ongoing material business dealings or a material financial interest in ongoing transactions with NuTool; or (b) is engaged in competition with NuTool with respect to any line of the products or services of NuTool (a “Competing Business”) in any market presently served by NuTool except for less than one percent of the outstanding capital stock of any Competing Business that is publicly traded on any recognized exchange or in the over-the-counter market. Except as set forth on the Disclosure Schedule, no Stockholder or any director, officer or manager of NuTool is a party to any Contract with NuTool, other than to the extent any such Person has appraisal rights under the DGCL as a result of the transactions described in this Agreement.

4.24 Real Property.

(a) Real Property. The parcels included in the Real Property: (i) constitute all real property and improvements owned, leased or used by NuTool; (ii) are not in possession of any adverse possessors; (iii) are not subject to any leases or tenancies of any kind (except for any Existing Contract); (iv) have access to and from a public road or street and, to the Knowledge of NuTool, there is no pending or threatened restriction or denial of such access; (v) are used in a manner which is materially consistent with and permitted by applicable zoning ordinances and other Laws without special use approvals or permits; (vi) are, and have been since the date of possession thereof by NuTool, in the peaceful possession of NuTool; (vii) are served in all material respects by all water, sewer, electrical, telephone, drainage and other utilities required for normal operations of the business of NuTool as presently conducted; (viii) are not located in a flood plain, wetland or similar restricted area such that it would hinder the use of the Real Property in the operation of NuTool’s business as presently conducted; and (ix) require no material work or improvements to bring them into compliance with any applicable Law.

(b) Notices. To the Knowledge of NuTool, there are no: (i) planned or contemplated public improvements which may result in special assessments against the Real Property or which may adversely affect the availability of utility service to the Real Property; or (ii) increases or contemplated increases in the assessed value of the Real Property which would increase the estimated real estate taxes therefor.

(c) Options. NuTool does not have the option or right to purchase any real estate and no other Person has an option or right to purchase any Real Property owned by NuTool.

4.25 Permit Application; Information Statement. The information supplied by NuTool for inclusion in the Permit Application will not at the time the Fairness Hearing is held pursuant to Section 25142 of the California Corporations Code and the time the qualification of such securities is effective under Section 25122 of the California Corporations Code contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by NuTool for inclusion in the information statement to be sent to the Stockholders in connection with the Special Meeting or Written Consent (such information statement as amended or supplemented is referred to herein as the “Information Statement”) will not, on the date the Information Statement is first mailed to Stockholders, at the time of the Special Meeting or Consent Action and at the Effective Time of Merger, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies or written consents for the Special Meeting or Written Consent which has become false or misleading. Notwithstanding the foregoing, NuTool makes no representation, warranty or covenant with respect to any information supplied by ASM which is contained in the Permit Application or the Information Statement.

4.26 Certain Claims. NuTool hereby represents and warrants to ASM that no claim for indemnification has been made by any director or officer of NuTool and, to the Knowledge of NuTool and to the knowledge of each director of NuTool no basis exists for any such claim for indemnification.

ARTICLE V

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF ASM

ASM hereby represents and warrants to NuTool that:

6.1 Organization; Business. ASM is a public limited liability company (naamloze vennootschap) validly existing in active status under the Laws of the Netherlands. Acquisition is a corporation duly and validly organized and existing in good standing under the Laws of the State of Delaware. Each of ASM and Acquisition has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

6.2 Authorization: Enforceability. The execution, delivery and performance of this Agreement by each of ASM and Acquisition and all of the documents and instruments required by this Agreement to be executed and delivered by ASM and Acquisition, as the case may be, are within the corporate power of ASM and Acquisition, respectively, and have been duly authorized by all necessary corporate action by ASM and Acquisition, as the case may be. This Agreement is, and the other documents and instruments required by this Agreement to be executed and delivered by each of ASM and Acquisition will be, when executed and delivered by ASM and Acquisition, as the case may be, the valid and binding obligations of ASM and Acquisition, as the case may be, enforceable against ASM and Acquisition in accordance with their respective terms.

6.3 No Violation or Conflict. The execution, delivery and performance of this Agreement by ASM and Acquisition do not and will not conflict with or violate any Law, the

Articles of Association of ASM, the Certificate of Incorporation or Bylaws of Acquisition or any material contract or agreement to which ASM or Acquisition is a party or by which ASM or Acquisition is bound.

6.4 Securities Filings. ASM has made available to Stockholders true and complete copies of (i) its Annual Reports on Form 20-F, for the years ended December 31, 2000, 2001 and 2002, as filed with the SEC, and (ii) all other reports, statements and registration statements and amendments thereto (including Reports on Form 6-K) filed by ASM with the SEC since January 1, 2003. The reports and statements set forth in clauses (i) and (ii) above are referred to collectively as the “SEC Reports.” As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the SEC Reports (including all schedules thereto and disclosure documents incorporated by reference therein), contained any untrue statement of a material fact or omitted a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the SEC Reports at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied in all material respects with the Securities Exchange Act or the Securities Act, as applicable. The consolidated financial statements of ASM included in the SEC Reports fairly present in conformity in all material respects with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of ASM and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended.

6.5 Absence of Changes. Since the date representing the last day of the last reporting period for which ASM has filed an SEC Report under the Exchange Act, there has not been any material adverse change, or any event or development which, individually or together with other such events, could reasonably be expected to result in a material adverse change in the financial condition or business operations of ASM.

6.6 Ordinary Shares of ASM. At the Effective Time of Merger and at any subsequent time in which payment of Merger Consideration is made, the ordinary shares of ASM, when issued to the Stockholders shall be validly issued, fully paid, nonassessable and free of preemptive rights and issued in compliance with applicable federal and state securities Laws.

6.7 Information to be Supplied by ASM. The information supplied by ASM for inclusion in the Permit Application will not either at the time the Fairness Hearing is held pursuant to Section 25142 of the California Corporations Code or the time the qualification of such securities is effective under Section 25122 of the California Corporations Code, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by ASM for inclusion in the Information Statement will not, on the date the Information Statement is first mailed to the Stockholders, at the time of the Special Meeting or Written Consent and at the Effective Time of Merger, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies or written consents for the Special Meeting or Written

Consent which has become false or misleading. Notwithstanding the foregoing, ASM makes no representation, warranty or covenant with respect to any information supplied by NuTool which is contained in any of the foregoing documents.

6.8 Brokers. ASM has not incurred any broker’s, finder’s or any similar fee in connection with the transactions contemplated by this Agreement.

6.9 Consents and Approvals. Except as disclosed on Schedule 6.9, no consent or approval from any Person or any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by each of ASM and Acquisition. To the knowledge of ASM, no filing under the HSR Act shall be required because of the transactions contemplated by this Agreement.

6.10 Litigation. There is no litigation, suit, arbitration, action, proceeding or governmental investigation or claim of any kind pending or, to the knowledge of ASM, proposed or threatened against ASM which questions the legality, validity or propriety of the transactions contemplated by this Agreement.

6.11 No Prior Activities of Acquisition. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and any related agreement thereto to which it is a party, and the transactions contemplated hereby and thereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person.

6.12 Tax Matters.

(a) No more than 50 percent of each of the total voting power and the total value of the stock of ASM will be received, in the aggregate, by NuTool stockholders in the Merger.

(b) No more than 50 percent of each of the total voting power and the total value of the stock of ASM (whether or not received in the Merger) will be owned (including beneficial, indirect and constructive ownership), in the aggregate, immediately after the Merger, by officers or directors of NuTool or NuTool stockholders who own at least five percent of either the total voting power or the total value of the stock of NuTool immediately prior to the Merger.

(c) ASM has been engaged in an active trade or business outside the United States for the entire 36 month period immediately before the Merger and continues to be so engaged. ASM has no plan or intent to substantially dispose of or discontinue such trade or business. The fair market value of ASM is at least equal to the fair market value of NuTool.

(d) ASM will cause NuTool to attach to its timely filed United States income tax return for the taxable year in which the Merger occurs a statement entitled “Section 367(a) Reporting of Cross Border Transfer Under Reg. § 1.367(a)-3(c)(6),” signed under penalties of perjury by an officer of NuTool and disclosing the information and presented in the manner required by section 1.367(a)-3(c)(6) of the Income Tax Regulations under the Code.

ARTICLE VII

CONDUCT OF BUSINESS BY NUTOOL PENDING THE MERGER

From and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time of Merger, NuTool shall (except as otherwise described in this Agreement or in the Disclosure Schedule (without regard to supplements pursuant to Section 3.2(b)) or with the written consent of ASM):

7.1 Conduct Business in the Ordinary Course. Conduct its business in the ordinary course and substantially in the same manner as heretofore, and manage working capital in the ordinary course of business.

7.2 Use of Assets. Use, operate, maintain and repair all of its material assets and properties in the ordinary course consistent with past practices.

7.3 No Default. Not do any act or omit to do any act that will cause a breach of any of the material Existing Contracts.

7.4 Existing Insurance Policies. Maintain all of the Existing Insurance Policies in full force and effect, except to the extent any non-maintenance thereof would be in the ordinary course of business.

7.5 Employment Matters. Not: (a) except as described in the Disclosure Schedule or in the ordinary course of business consistent with past practice, grant any increase in the rate of pay of any of the employees of NuTool; (b) institute or amend any Employee Benefit Plan, except as any such amendment may be required by applicable Law; (c) enter into or modify any written employment arrangement with any Person; or (d) take any action to establish any “stay bonus” plan or arrangement or any new severance or termination pay program.

7.6 Contracts and Commitments. Not enter into any material contract or commitment or engage in any material transaction not in the usual and ordinary course of business and consistent with its normal practices and not sell or dispose of any material capital asset. The purchase of Real Property, the grant of an exclusive or other material license under any of NuTool’s Intangible Assets, the execution of any brand licensing agreement, and the execution of any customer contract providing for payments to NuTool in excess of $500,000 shall be deemed to be material events not in the ordinary course of business.

7.7 Preservation of Relationships. Use its reasonable commercial efforts to preserve its business organization intact, to retain the services of its present officers and key employees and to preserve the goodwill of suppliers, customers, creditors and others having material business relationships with NuTool.

7.8 Compliance with Laws. Comply in all material respects with all applicable Laws.

7.9 Taxes. Timely (taking into account any extensions that may properly be requested) and properly file all federal, state, local and foreign tax returns which are required to be filed, and pay or make provision for the payment of all taxes owed by it.

7.10 Indebtedness. Not create, incur or assume any Indebtedness other than as contemplated by Section 3.14 hereof.

7.11 Amendments. Not amend its charter documents other than as contemplated in Exhibit 10 hereto.

7.12 Issuance of Stock. Other than upon the exercise of Options and Warrants outstanding on the date hereof, not issue any additional shares of stock of any class or grant any options, warrants or rights to subscribe for or acquire any additional shares of stock of any class.

7.13 Dividends; Redemption. Not: (a) declare or pay any dividend or make any capital or surplus distributions of any kind; or (b) directly or indirectly redeem, purchase or otherwise acquire any of its capital stock; or (c) recapitalize or reclassify any of its capital stock or liquidate in whole or in part.

7.14 No Dispositions or Acquisitions. Not: (a) sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its material assets except in the ordinary course of business consistent with past practice; or (b) acquire, or publicly propose to acquire or agree to acquire, by merger or consolidation with, or by purchase or otherwise, an equity interest in, or all or any portion of the assets of, any Person.

7.15 Capital Expenditures. Not make capital expenditures in excess of $500,000 in the aggregate or in excess of $100,000 in each instance.

7.16 Certain Dispute. Not settle, compromise, waive or surrender any rights with respect to the current dispute with Taiwan Semiconductor Manufacturing Company without first consulting with and obtaining the written consent of ASM.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS

OF ASM AND ACQUISITION

Each and every obligation of ASM and Acquisition to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following conditions precedent:

8.1 Compliance with Agreement. NuTool shall have performed and complied in all material respects with all of its obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date.

8.2 No Injunction or Restraints: Illegality: Litigation.

(a) No temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an “Injunction”) shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental authority which makes the consummation of the Merger illegal.

(b) No suit, action or other proceeding that is reasonably likely to be successful on the merits shall be pending before any court in which the relief requested is to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement.

8.3 Representations and Warranties of NuTool. The representations and warranties made by NuTool in Article IV of this Agreement shall be true and correct in all respects when made and shall be true and correct in all material respects (without giving effect to any “material” qualifier contained therein) as of the Closing Date (unless such representations or warranties relate to a specific earlier date, in which case, such representations and warranties shall be true and correct as of such earlier date) with the same force and effect as though said representations and warranties had been made at such times, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to result in, a Material Adverse Change.

8.4 No Material Adverse Change. During the period from the date of this Agreement to the Closing Date, there shall not have occurred, and there shall not exist on the Closing Date, a Material Adverse Change.

8.5 Consents and Approvals. NuTool shall have obtained the consents, approvals and waivers of lenders, lessors, licensors or other non-governmental third parties listed in Section 4.4 of the Disclosure Schedule that are required to effect the transactions contemplated by this Agreement without additional expense to ASM and executed counterparts thereof shall have been delivered to ASM at or prior to Closing.

8.6 Stockholder Approval. The Merger shall have been approved by the requisite vote of the Stockholders and no Stockholders holding, in the aggregate, more than three percent of the Common Stock, determined on an as-converted basis (and assuming the exercise of all outstanding Options and Warrants to purchase capital stock of NuTool, which are exercisable at the Effective Time of Merger), shall have exercised their appraisal rights in the transaction. No Stockholder of Series A, B, C, D or E Preferred Stock shall have the right to receive the relevant liquidation preference for such Preferred Stock rather than the Per Share Group II Merger Consideration (Series A), Per Share Group II Merger Consideration (Series B), Per Share Group II Merger Consideration (Series C), Per Share Group II Merger Consideration (Series D), or Per Share Group III Merger Consideration, as appropriate.

8.7 Certificate of Merger. At the Closing, the Certificate of Merger shall have been filed with the Delaware Secretary of State.

8.8 Closing Deliveries. At the Closing, NuTool shall deliver to ASM the following documents, in each case duly executed or otherwise in proper form:

(a) the NuTool Closing Certificate;

(b) the NuTool Counsel Opinion;

(c) certified copies of the resolutions of the Board of Directors and the Stockholders of NuTool, authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(d) the Escrow Agreement;

(e) estoppel certificates in form and substance reasonably acceptable to ASM from each owner of each parcel of Real Property not owned by NuTool;

(f) an affidavit of NuTool stating that NuTool is not a “foreign person”, as defined in Section 1.445(f)(3) of the Code;

(g) a copy of the Certificate of Incorporation of NuTool certified by the appropriate jurisdiction of incorporation; and a copy of the Bylaws of NuTool certified by the secretary or other appropriate officer of NuTool;

(h) incumbency certificates relating to each person executing any document executed and delivered to ASM by NuTool pursuant to the terms hereof;

(i) the Lockup Agreements; and

(j) good standing certificates (or their equivalent) for NuTool for the states of Delaware and California.

8.9 Stockholders Agreements. Any agreement between some or all of the Stockholders relating to the ownership of the capital stock of NuTool or the management or operation of NuTool shall have been terminated without obligation by NuTool and evidence of such termination shall have been delivered to ASM.

8.10 Issuances of Permit or Effectiveness of Registration Statement. The California Permit shall have been issued or the SEC shall have declared effective a registration statement filed on Form F-4 with respect hereto.

8.11 Compliance with Foreign Securities Law. The transactions contemplated by this Agreement comply with the securities Law of ASM’s jurisdiction of organization.

8.12 Bridge Loans. Any convertible indebtedness of NuTool, other than that due to ASM, shall have been paid in full or extinguished or converted into Preferred Stock.

8.13 Employment Contracts. The Employment Agreements dated as of the date hereof with Homayoun Talieh, Cyprian Uzoh, Bulent Basol, Rajeev Bajaj, Bang Nguyen and Jalal Ashjaee, shall be in effect as of the Closing.

8.14 No Common or Preferred Stock Warrants or Options. There shall be no outstanding Warrants or Options to purchase Common Stock or Preferred Stock other than NuTool Employee Options exchanged pursuant to Section 2.12 hereof for ASM Replacement Options and any NuTool Options that are cancelled upon the Effective Time of the Merger.

8.15 Certain Agreements. Homayoun Talieh shall have repaid in full any amounts due to NuTool pursuant to that certain Full-Recourse Promissory Note dated August 1, 2001 between Homayoun Talieh and NuTool. Homayoun Talieh and NuTool shall have terminated Mr. Talieh’s right to receive any royalty payments pursuant to that certain Assignment of U.S. Origin Patent Applications dated July 13, 1999.

ARTICLE IX

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF NUTOOL

Each and every obligation of NuTool to be performed on the Closing Date shall be subject to the satisfaction prior to or at the Closing of the following conditions precedent:

9.1 Compliance with Agreement. ASM and Acquisition shall have performed and complied in all material respects with all of their obligations under this Agreement which are to be performed or complied with by them prior to or on the Closing Date.

9.2 No Injunction or Restraints; Illegality; Litigation.

(a) No Injunction shall be in effect. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental authority which makes the consummation of the Merger illegal.

(b) No suit, action or other proceeding that is reasonably likely to be successful on the merits shall be pending before any court in which the relief requested is to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement.

9.3 Representations and Warranties of ASM. The representations and warranties made by ASM in Article VI of this Agreement shall be true and correct in all respects when made and shall be true and correct in all respects (without giving effect to any “material” qualifier contained therein) as of the Closing Date (unless such representations or warranties relate to a specific earlier date, in which case, such representations and warranties shall be true and correct as of such earlier date) with the same force and effect as though said representations and warranties had been made at such times, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a material adverse change in the financial condition or business operations of ASM.

9.4 Consents and Approvals. ASM shall have obtained the consents, approvals and waivers listed on Schedule 6.9 unless the failure to obtain any such consent, approval or waiver could only result in a claim for money damages and ASM shall have agreed to forego obtaining such consent, approval or waiver and shall have also agreed to indemnify the Stockholders for Losses incurred by the Stockholders in respect of the failure to obtain such consent, approval or waiver.

9.5 Stockholder Approval. The Merger shall have been approved by the requisite vote or consent of the Stockholders.

9.6 Issuance of Permit or Effectiveness of Registration Statement. The California Permit shall have been issued or the SEC shall have declared effective a registration statement filed on Form F-4 with respect hereto.

9.7 Listing of Additional Shares. If required by applicable rules of the Nasdaq National Market, the ordinary shares of ASM issuable to the Stockholders pursuant to this Agreement shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

9.8 Certificate of Merger. At the Closing, the Certificate of Merger shall have been filed with the Delaware Secretary of State.

9.9 Deliveries. At the Closing, ASM and Acquisition shall deliver to NuTool the following documents, in each case duly executed or otherwise in proper form:

(a) the consents, approvals and waivers required by Section 9.4 hereof which ASM was required to obtain;

(b) the ASM Closing Certificate;

(c) the ASM U.S. Counsel Opinion and the ASM Netherlands Counsel Opinion;

(d) certified copies of the resolutions of the Supervisory Board of ASM and of the Board of Directors and stockholder of Acquisition, authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement;

(e) the Escrow Agreement;

(f) a copy of the Articles of Association or Certificate of Incorporation of each of ASM and Acquisition certified by the appropriate jurisdiction of incorporation and a copy of the Bylaws of Acquisition certified by the secretary or other appropriate officer of Acquisition;

(g) incumbency certificates relating to each person executing any document executed and delivered by ASM or Acquisition pursuant to the terms hereof; and

(h) good standing certificates (or their equivalent) for ASM and Acquisition.

ARTICLE X

INDEMNITIES

10.1 Indemnity by Group I Stockholders. To induce ASM and Acquisition to enter into this Agreement and to consummate the Merger, NuTool has agreed, and by approving this Agreement the Group I Stockholders shall have agreed that, subject to the provisions of this Section 10.1 and the other Sections of this Article X, from and after the Closing Date the Group I Stockholders shall severally, but not jointly, indemnify and hold ASM harmless from and against, and agree to promptly defend ASM from and reimburse ASM for, any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind (including, without limitation, reasonable attorneys’ fees and other reasonable legal costs and expenses, including without limitation, those incurred in connection with any suit, action or other proceeding) (“Losses”) which ASM or Acquisition may at any time suffer or incur, or become subject to, as a result of or in connection with:

(a) any breach of any of the representations and warranties made by NuTool in Article IV of this Agreement;

(b) any failure by NuTool to carry out, perform, satisfy or discharge: (i) any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement; or (ii) any of the covenants, agreements, undertakings, liabilities or obligations which are required to be performed, satisfied or discharged prior to the Effective Time of Merger under any of the other documents and materials required to be executed and delivered by NuTool pursuant to this Agreement; and

(c) any suit, action or other proceeding brought by any Person arising out of, or in any way related to, any of the matters referred to in Sections 10.1(a) or 10.1(b) of this Agreement.

10.2 Indemnity by ASM. Subject to the provisions of this Section 10.2 and the other Sections of this Article X, from and after the Closing Date ASM shall indemnify and hold the Stockholders harmless from and against, and agrees to promptly defend the Stockholders from and reimburse the Stockholders for, any and all Losses which the Stockholders may at any time suffer or incur, or become subject to, as a result of or in connection with:

(a) any breach of any of the representations and warranties made by ASM in Article VI of this Agreement;

(b) any failure by ASM or Acquisition, or both, to carry out, perform, satisfy or discharge: (i) any of their respective covenants, agreements, undertakings, liabilities or obligations under this Agreement; or (ii) any of their respective covenants, agreements, undertakings, liabilities or obligations which are required to be performed, satisfied or discharged prior to the Effective Time of Merger under any of the other documents and materials required to be executed and delivered by ASM or Acquisition, or both, pursuant to this Agreement; and

(c) any suit, action or other proceeding brought by any Person arising out of, or in any way related to, any of the matters referred to in Sections 10.2(a) or 10.2(b) of this Agreement.

10.3 Provisions Regarding Indemnities.

(a) Insurance Recoveries. The amounts for which an indemnifying party shall be liable under Sections 10.1 and 10.2 of this Agreement shall be net of any insurance proceeds actually received by the indemnified party (or NuTool, if ASM is the indemnified party) in connection with the facts giving rise to the right of indemnification.

(b) Termination of Rights of the Stockholders. The right of the Stockholders to receive indemnity provided by Section 10.2 of this Agreement shall, as to any matter which has not been described in a notice delivered to ASM pursuant to Section 10.4(a) or Section 10.4(c) of this Agreement prior to such time, expire on the first anniversary of the Closing Date, or, for a dispute relating to the payment of Group I Merger Consideration pursuant to Section 2.8(b), (c), (d) or (e) of this Agreement on the fourth anniversary of the Closing Date.

(c) Termination of Rights of ASM. The right of ASM to receive indemnity provided by Section 10.1 of this Agreement shall, as to any matter which has not been described in a notice delivered to the Representative pursuant to Section 10.4(a) or Section 10.4(c) of this Agreement prior to such time, expire on the first anniversary of the Closing Date.

(d) Rights on Termination. The termination of the rights of an indemnified party to receive indemnity contained in Sections 10.3(b) and 10.3(c) of this Agreement shall not affect that Person’s right to prosecute to conclusion any claim made by that Person in accordance with this Agreement prior to the time that the relevant right of indemnity terminates.

(e) Limitations on Liability of the Group I Stockholders. The liability of the Group I Stockholders under Section 10.1 of this Agreement shall be without deduction or limitation, except that the liability of the Group I Stockholders under Section 10.1 of this Agreement shall:

(i) be recoverable only if and to the extent that the cumulative Losses suffered by ASM exceed one hundred fifty thousand dollars ($150,000);

(ii) be limited in the aggregate to the shares held in the Indemnity Escrow pursuant to Section 2.9;

(iii) be limited such that ASM shall not be entitled to more than one recovery for any single Loss even though such Loss may have resulted from the breach or inaccuracy of or default under one or more terms or provisions of this Agreement; and

(iv) for any breach of the representations and warranties in Section 4.16(e) and (h), be limited to that percentage of the Losses equal to (x) the period of time from the date of NuTool’s incorporation to the Closing Date divided by (y) the period of time from the date of NuTool’s incorporation to the date of the Environmental Claim, provided that the Losses were not caused by an act or omission of NuTool prior to the Closing Date.

(f) Limitations on ASM’s Liability. The liability of ASM under Section 10.2 of this Agreement shall be without deduction or limitation, except that the liability of ASM under Section 10.2(a) of this Agreement shall:

(i) be recoverable only if and to the extent that the cumulative Losses suffered by the Stockholders exceeds one hundred fifty thousand dollars ($150,000);

(ii) be limited in the aggregate to two million dollars ($2,000,000); and

(iii) be limited such that the Stockholders shall not be entitled to more than one recovery for any single Loss even though such Loss may have resulted from the breach or inaccuracy of more than one of the representations and warranties made by ASM or Acquisition in or pursuant to this Agreement.

(g) Payment by Group I Stockholders.

(i) For purposes of satisfying indemnification obligations under this Article X, each ordinary share of ASM in the Indemnity Escrow shall be valued at the Closing Date Average Price. ASM’s right to payment of indemnification obligations from the Group I Stockholders shall be limited to the shares held in the Indemnity Escrow and no Group I Stockholder shall be required to make any additional payment.

(ii) Other than with respect to a claim for fraud, following the Closing Date the indemnification provisions contained in this Article X constitute the sole and exclusive remedy for breach of any representation or warranty made in this Agreement or otherwise with respect to any claim arising out of NuTool’s operations, business or properties on or prior to the Closing Date.

10.4 Indemnification Procedure.

(a) Notice. If an indemnified party shall claim to have suffered a Loss for which indemnification is available under Section 10.1 or 10.2, as the case may be, the indemnified party shall notify the indemnifying party in writing of such claim, which notice shall describe the nature of such claim, the facts and circumstances that give rise to such claim and the amount of such claim if reasonably ascertainable at the time such claim is made. In the case of a claim by ASM, a copy of such written notice shall also be provided by ASM to the Escrow Agent. In the event that within forty-five (45) days after the receipt by the indemnifying party of such a written notice from the indemnified party, the indemnified party shall not have received from the indemnifying party a written objection to such claim, such claim shall be conclusively presumed and considered to have been assented to and approved by the indemnifying party following receipt by the indemnifying party (and, in the case of a claim by ASM, the Escrow Agent) of a written notice from the indemnified party to such effect.

(b) Resolution. If within the forty-five (45) day period described in paragraph (a) above the indemnified party (and, in the case of a claim by ASM, the Escrow Agent) shall have received from the indemnifying party a notice setting forth the indemnifying party’s objections to such claim and the indemnifying party’s reasons for such objection, then the parties shall follow the procedures set forth in Article XI below with respect to the resolution of such matter.

(c) Third-Party Claims.

(i) Any indemnified party seeking indemnification pursuant to this Article X in respect of any third-party claim shall give the indemnifying party from whom indemnification with respect to such claim is sought (A) prompt (but in any event no later than 45 days after such indemnified party has received notice of such third party claim) written notice of such third-party claim and (B) copies of all documents and information provided by the third party to the indemnified party in connection with such claim. The failure of the indemnified party to so notify or provide copies to the indemnifying party shall not relieve the indemnifying party from any liability to the indemnified party for any liability hereunder except to the extent that such failure shall have prejudiced the defense of such third-party claim.

(ii) The indemnifying party shall have the right to participate in the defense of such claim and at its option to assume the defense thereof using counsel reasonably acceptable to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim, the indemnified party may continue to participate in the defense of such claim, but, except as set forth in subsection (iii) below, the indemnifying party shall not be liable to the indemnified party under this Article X for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such claim, other than reasonable costs of investigation. If, following its assumption of the defense of a claim pursuant to this Section 10.4(c), the indemnifying party believes that the claim is not indemnifiable pursuant to Section 10.1 or Section 10.2, the indemnifying party shall promptly tender back to the indemnified party the defense of such claim. If the indemnifying party fails to assume or, if assumed, tenders back the defense of a claim pursuant to this Section 10.4(c) and thereafter concludes that it wishes to defend the claim, it shall be entitled to do so upon notice to the indemnified party of its decision; provided, however, that any assumption of defense pursuant to this sentence shall constitute an admission by the indemnifying party that the claim is indemnifiable pursuant to Section 10.1 or Section 10.2.

(iii) Notwithstanding the foregoing, if: (A) the employment of legal counsel is authorized by the indemnifying party in writing; (B) the indemnified party shall have been advised by legal counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for the indemnified party to employ such defense or defenses; or (C) the indemnifying party has failed to assume defense of such claim within forty-five (45) days after it receives written notice of such claim or to employ counsel reasonably satisfactory to the indemnified party; then the indemnified party may notify the indemnifying party in writing that it elects to employ separate counsel (which counsel shall be reasonably acceptable to the indemnifying party) at the expense of the indemnifying party and the indemnifying party shall not have the right to assume the defense of such claim, except as provided for by the last sentence of Section 10.4(c)(ii). The indemnifying party shall not, in connection with one claim or substantially similar claims in the same jurisdiction arising out of the same or substantially similar facts, be liable for the reasonable fees and expenses of more than one firm of attorneys, which firm shall be designated in writing by the indemnified party. Nothing contained in this Section 10.4(c) shall in any way restrict the indemnified party’s ability to defend a claim and, if such claim is otherwise indemnifiable pursuant to the provisions of this Article X, to recover all reasonable costs associated with such defense while the indemnifying party is considering whether to assume the defense of a claim tendered to it.

(iv) Each indemnifying party and indemnified party shall use commercially reasonable efforts to cooperate with the other in the defense of such claim. The indemnifying party shall not be liable for the settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld. No such claim shall be settled by the indemnifying party without the prior written consent of the indemnified party. If a firm, written, bona fide offer is made by the third party to settle or resolve any third party claim and the indemnifying party proposes to accept such settlement and the indemnified party refuses to consent to such settlement, then: (A) the indemnifying party shall be excused from, and the indemnified party shall be solely responsible for all further defense of such claim; (B) the maximum liability of the indemnifying party relating to such claim shall be the amount of the proposed settlement if the amount thereafter recovered from the indemnified party is greater than the amount of the proposed settlement; and (C) the indemnified party shall pay all attorneys’ fees and legal costs and expenses incurred after the rejection of such settlement, but if the amount thereafter recovered by the third party from the indemnified party is less than the amount of the proposed settlement, the indemnified party shall also be entitled to reimbursement for such fees and costs up to a maximum equal to the difference between the amount recovered by such third party and the amount of the proposed settlement.

ARTICLE XI

DISPUTE RESOLUTION MECHANISMS

11.1 Dispute. As used in this Agreement, “Dispute” shall mean any post Closing dispute or disagreement between ASM and the Representative concerning the interpretation of this Agreement, the validity of this Agreement, any breach or alleged breach by any party under this Agreement or any other matter relating in any way to this Agreement.

11.2 Process. If a Dispute arises, the parties shall follow the procedures specified in Sections 11.3, 11.4 and 11.5 of this Agreement.

11.3 Negotiations. The parties shall promptly attempt to resolve any Dispute by negotiations between ASM and the Representative. Either ASM or the Representative may give the other party written notice of any Dispute not resolved in the normal course of business. ASM and the Representative shall meet at a mutually acceptable time and place within ten (10) calendar days after delivery of such notice, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the Dispute. If the Dispute has not been resolved by these Persons within thirty (30) calendar days of the disputing party’s notice, or if the parties fail to meet within such ten (10) calendar days, either ASM or the

Representative may initiate mediation as provided in Section 11.4 of this Agreement. If a negotiator intends to be accompanied at a meeting by legal counsel, the other negotiator shall be given at least three (3) Business Days’ notice of such intention and may also be accompanied by legal counsel.

11.4 Mediation. If the Dispute is not resolved by negotiations pursuant to Section 11.3 of this Agreement, ASM and the Representative shall attempt in good faith to resolve any such Dispute by nonbinding mediation. Either ASM or the Representative may initiate a nonbinding mediation proceeding by a request in writing to the other party (the “Request”), and both parties will then be obligated to engage in a mediation. The proceeding will be conducted in San Francisco, California in accordance with the then current mediation rules of the American Arbitration Association (“AAA”) applicable to commercial disputes, with the following exceptions:

(a) if the parties have not agreed within thirty (30) calendar days of the Request on the selection of a mediator willing to serve, AAA, upon the request of either ASM or the Representative, shall appoint a member from its panel of neutrals as the mediator; and

(b) efforts to reach a settlement will continue until the conclusion of the proceedings, which shall be deemed to occur upon the earliest of the date that: (i) a written settlement is reached; or (ii) the mediator concludes and informs the parties in writing that further efforts would not be useful; or (iii) ASM and the Representative agree in writing that an impasse has been reached; or (iv) is sixty (60) calendar days after the Request and none of the events specified in Sections 11.4(b)(i), (ii) or (iii) have occurred. No party may withdraw before the conclusion of the proceeding.

11.5 Submission to Adjudication. If a Dispute is not resolved by negotiation pursuant to Section 11.3 of this Agreement or by mediation pursuant to Section 11.4 of this Agreement within one hundred (100) calendar days after initiation of the negotiation process pursuant to Section 11.3 of this Agreement, such Dispute and any other claims arising out of or relating to this Agreement shall be resolved in a binding arbitration proceeding conducted by the AAA, employing its then current Commercial Dispute Resolution Procedures, or the equivalent arbitration rules of the AAA as may be in existence at such time. Such arbitration proceedings shall be held in San Francisco, California, and all parties hereto waive any objection to that venue. Arbitration proceedings shall be conducted by a single arbitrator, appointed in accordance with the applicable AAA rules. The arbitrator shall render the award in writing, explaining the factual and legal basis for the decision as to each of the principal controverted issues, and the decision of the arbitrator shall be final and binding on the parties. The parties agree to submit to the jurisdiction of the state court for the City and County of San Francisco, California or the federal court for the Northern District of California and waive any objections with respect to jurisdiction or venue thereto, and the parties may make an application to such courts to enforce the arbitration procedures under this Section 11.5, to enter judgment on the arbitral award, or to enforce the arbitral award.

11.6 General.

(a) Provisional Remedies. At any time during the procedures specified in Sections 11.3 and 11.4 of this Agreement, a party may seek a preliminary injunction or other provisional judicial relief if in its judgment such action is necessary to avoid irreparable damage or to preserve the status quo. Despite such action, the parties will continue to participate in good faith in the procedures specified in this Article XI of this Agreement.

(b) Tolling Statutes of Limitations. All applicable statutes of limitation and defenses based upon the passage of time shall be tolled while the procedures specified in this Article XI of this Agreement are pending. The parties will take such action, if any, as is required to effectuate such tolling.

(c) Performance to Continue. Each party is required to continue to perform its obligations under this Agreement pending final resolution of any Dispute.

(d) Extension of Deadlines. All deadlines specified in this Article XI of this Agreement may be extended by mutual agreement between ASM and the Representative.

(e) Enforcement. The parties regard the obligations in this Article XI of this Agreement to constitute an essential provision of this Agreement and one that is legally binding on them. In case of a violation of the obligations in this Article XI of this Agreement by either ASM or the Representative, the other party may bring an action to seek enforcement of such obligations in the state court for the City and County of San Francisco, California or the federal court for the Northern District of California and the parties hereto waive any objections with respect to jurisdiction or venue thereto.

(f) Costs. The parties shall pay: (i) their own costs, fees, and expenses incurred in connection with the application of the provisions of this Article XI of this Agreement; and (ii) fifty percent (50%) of the fees and expenses of AAA and the mediator in connection with the application of the provisions of Section 11.4 of this Agreement.

(g) Replacement. If AAA is no longer in business or is unable or refuses or declines to act or to continue to act under this Article XI of this Agreement for any reason, then the functions specified in this Article XI of this Agreement to be performed by AAA shall be performed by another Person engaged in a business equivalent to that conducted by AAA as is agreed to by ASM and the Representative (the “Replacement”). If ASM and the Representative cannot agree on the identity of the Replacement within ten (10) calendar days after a Request, the Replacement shall be selected by the Chief Judge of the United States District Court for the Northern District of California upon application. If a Replacement is selected by either means, this Article XI shall be deemed appropriately amended to refer to such Replacement.

ARTICLE XII

TERMINATION; MISCELLANEOUS

12.1 Termination.

(a) This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing, as follows:

(i) by mutual written agreement of ASM and NuTool;

(ii) by ASM if NuTool has materially breached any of its covenants contained in this Agreement and has not cured the breach (if curable) within thirty (30) days following receipt of written notice thereof given by ASM;

(iii) by NuTool if ASM has materially breached any of its covenants contained in this Agreement and has not cured the breach (if curable) within thirty (30) days following receipt of written notice thereof given by NuTool;

(iv) by ASM if (x): the board of directors of NuTool has changed its recommendation of the transactions contemplated in this Agreement to the Stockholders pursuant to Section 3.11 or (y) the Stockholders fail to approve the transactions contemplated in this Agreement at the meeting called for that purpose or, if written consents are solicited, Stockholders shall disapprove of or fail to deliver written consents adequate to approve the transactions contemplated in this Agreement, if in either case prior to the time of such failure NuTool shall have received a bona fide written Acquisition Proposal made by a Person other than ASM which shall not have been withdrawn as of the time of such disapproval or failure;

(v) by ASM or, provided NuTool shall have complied with its obligations under Section 3.11, NuTool, if the Stockholders do not approve the transaction contemplated by this Agreement pursuant to Section 3.11;

(vi) by NuTool pursuant to Section 3.5; or

(vii) by ASM or NuTool if the Closing has not occurred on or before June 30, 2004.

(b) After the Closing, this Agreement may be terminated by the mutual agreement of ASM and the Representative.

12.2 Rights Surviving Termination: Waiver. If this Agreement is terminated pursuant to Section 12.1 (a) of this Agreement, all further obligations of the parties under or pursuant to this Agreement shall terminate other than the obligations of the parties contained in Sections 3.6, 12.2,12.5, 12.13 (but only as to other surviving rights and obligations) and 12.18 of this Agreement, which shall survive any such termination, and each party shall be entitled to such remedies as may be available to it in law or equity with respect to a breach by any other party of this Agreement, including without limitation the remedies described in Section 12.12, prior to such termination. If any of the conditions set forth in Article VIII of this Agreement have not been satisfied, ASM may nevertheless elect to proceed with the consummation of the transactions contemplated by this Agreement and if any of the conditions set forth in Article IX of this Agreement have not been satisfied, NuTool may nevertheless elect to proceed with the consummation of the transactions contemplated by this Agreement.

12.3 Survival of Representations and Warranties. All representations and warranties of the parties contained in this Agreement or made pursuant to this Agreement shall survive the Closing Date and the Effective Time of Merger and the consummation of the transactions contemplated by this Agreement and shall terminate and be of no further force and effect following the first anniversary of the Effective Time of Merger. The termination of the representations and warranties contained in the immediately preceding sentence shall not affect a party’s right to prosecute to conclusion any claim made by such party prior to such time.

12.4 Entire Agreement; Amendment. This Agreement and the documents referred to in this Agreement and required to be delivered pursuant to this Agreement constitute the entire agreement among the parties pertaining to the subject matter of this Agreement and supersede: (a) the Letter of Intent; and (b) all other prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties; provided, however, that the consent of the Representative shall not be required prior to the Closing in connection with any termination or amendment that does not affect the rights and obligations of the Representative; provided further that following the Closing the signature of the Representative shall be required in lieu of the signature of NuTool. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.5 Expenses. Whether or not the transactions contemplated by this Agreement are consummated and subject to any sharing arrangements specifically set forth in this Agreement, each party to this Agreement shall pay all fees and expenses incurred by it, including the fees of its respective brokers, attorneys, accountants, investment bankers and other experts incident to the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby (“Expenses”). If the transactions contemplated by this Agreement are consummated, the Stockholders shall pay all Expenses incurred or paid by NuTool prior to the Closing. Payment of such Expenses shall be effected by a pro rata reduction of the Merger Consideration in an aggregate amount equal to 75% of all such Expenses. ASM shall pay all required regulatory and securities Laws filing fees.

12.6 Governing Law. This Agreement shall be construed and interpreted according to the internal Laws of the State of Delaware.

12.7 Assignment. This Agreement shall not be assigned by any party except: (a) with the prior written consent of the other parties; or (b) by ASM, to one or more direct or indirect wholly owned Subsidiaries of ASM or (in connection with or following the Closing) to any lender to ASM as security for Indebtedness of ASM, provided that ASM shall remain liable for the performance of its obligations under this Agreement.

12.8 Notices. All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (c) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

If to NuTool:	NuTool, Inc. 1645 McCandless Drive Milpitas, CA 95035 Attention: General Manager Fax No: (408) 586-9508

with a copy (which shall not constitute notice to NuTool) to:	Pillsbury Winthrop 50 Fremont Street San Francisco, CA 94105 Attention: Albert J. Boro, Jr. Fax No: (415) 983-1200

If to the Representative:	Homayoun Talieh 1645 McCandless Drive Milpitas, CA 95035 Fax No: (408) 586-9508

with a copy (which shall not constitute notice to the Representative) to:	Pillsbury Winthrop 50 Fremont Street San Francisco, CA 94105 Attention: Albert J. Boro, Jr. Fax No: (415) 983-1200

If to ASM:	ASM International N.V. 10 Jan van Eycklaan Bilthoven 3723 BC The Netherlands Attention: President Fax No.: + 31 30 228 7469

with a copy (which shall not constitute notice to ASM), to:	Quarles & Brady Streich Lang LLP Two North Central Avenue Phoenix, AZ 85004 Attention: Steven P. Emerick Fax No.(602) 417-2980

If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered the next Business Day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Delivery to the Representative shall constitute delivery to all Stockholders. Any Person may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section.

12.9 Counterparts; Headings. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The Table of Contents and Article and Section headings in this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

12.10 Interpretation. Unless the context requires otherwise: (a) all words used in this Agreement in the singular number shall extend to and include the plural; (b) all words in the plural number shall extend to and include the singular; (c) all words in any gender shall extend to and include all genders; (d) use of the word “include” or “including” shall be deemed to mean “including without limitation;” (e) use of the word “written” or “writing” shall be deemed to include electronic transmission including fax and email; and (f) reference herein to “Sections,” “Articles,” “Exhibits,” or the “Disclosure Schedule” shall refer to the Sections, Articles, Exhibits and Disclosure Schedule included in or attached to this Agreement.

12.11 Severability. If any provision, clause, or part of this Agreement, or the application thereof under certain circumstances, is held invalid, the remainder of this Agreement, or the application of such provision, clause or part under other circumstances, shall not be affected thereby unless such invalidity materially impairs the ability of the parties to consummate the transactions contemplated by this Agreement.

12.12 Specific Performance. The parties agree that the assets and business of NuTool as going concerns constitute unique property and that in the event of a breach of this Agreement by any party, money damages may be inadequate and that the non-breaching party may have no adequate remedy at law. Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

12.13 No Reliance. Except for the parties to this Agreement and any assignees permitted by Section 12.7 of this Agreement: (a) no Person is entitled to rely on any of the representations, warranties and agreements of the parties contained in this Agreement; and (b) the parties assume no liability to any Person because of any reliance on the representations, warranties and agreements of the parties contained in this Agreement.

12.14 Schedules, Exhibits and Disclosure Schedule. If a document or matter is disclosed in the Disclosure Schedule, it shall be deemed to be disclosed for purposes of all Sections of this Agreement which refer to the Disclosure Schedule without the necessity of specific repetition or cross-reference so long as its relevance to such Section is obvious. All capitalized terms used in any Schedule or Exhibit to this Agreement or in the Disclosure Schedule and not otherwise defined therein shall have the definitions specified in this Agreement.

12.15 No Strict Construction. The language used in this Agreement will be deemed to be the language jointly chosen by the parties to express their mutual intent. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

12.16 Third Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and nothing expressed or implied in this Agreement shall give or be construed to give any Person, other than the parties, any legal or equitable rights hereunder.

12.17 Waiver of Jury Trial. The parties hereby irrevocably waive any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

12.18 Effect of Certain Terminations.

(a) If this Agreement is terminated pursuant to Section 12.1 (a)(ii), in order to compensate ASM for the effort and expense incurred in pursuing a transaction and to induce ASM to enter into this Agreement, NuTool agrees to pay ASM three million dollars ($3,000,000), and, effective upon receipt of such payment, NuTool shall be released from any claim for breach of this Agreement.

(b) If this Agreement is terminated pursuant to Section 12.1(a)(iii), in order to compensate NuTool for the effort and expense in pursuing a transaction and to induce NuTool to enter into this Agreement, ASM agrees to pay NuTool three million dollars ($3,000,000), and, effective upon receipt on such payment, ASM shall be released from any claim for breach of this Agreement.

(c) If this Agreement is terminated pursuant to Section 12.1(a)(iv) or (vi), in order to compensate ASM for the effort and expense incurred in pursuing a transaction and to induce ASM to enter into this Agreement, NuTool agrees to pay ASM three million dollars ($3,000,000).

12.19 Further Assurances. Each party will execute and deliver, both before and after the Closing, such further certificates, agreements and other documents and take such other actions as the other party may reasonably request or as may be necessary or appropriate to consummate or implement the transactions contemplated by this Agreement or to evidence such events or matters.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

ASM International N.V.

By:	/s/ Illegible
Name:	Illegible
Title:	PRESIDENT & CEO

Walnut Merger Corporation

By:
Name:
Title:

NuTool, Inc.

By:
Name:
Title:

Acknowledged by the Representative:

Homayoun Talieh

By: